Exhibit 99.1

(TSX:PYR)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD VIRTUALLY ON JUNE 21, 2022, at 10:00 A.M. (EDT)

and

MANAGEMENT INFORMATION CIRCULAR

May 12, 2022

Table of Contents

SECTION 1 – MEETING AND VOTING INFORMATION		3

Notice-and-Access		3
Websites Where the Meeting Materials can be Found		4
How to Access the Meeting Materials in Paper Form		4
Record Date		4
Voting Shares and Principal Holders Thereof		4
Important Information About Your Attendance at the Meeting		5
Time, Date and Place		5
Internet Requirements		5
Attending the Meeting		5
How to Log In to the Virtual Meeting		6
How to Watch the Meeting		6
Solicitation and Revocation of Proxies		6
How Proxies Can be Solicited		6
Appointment of Proxyholders		7
Revocation of Proxies		8
Voting Your Shares and Asking Questions		8
Voting at the Meeting		8
Asking Questions at the Meeting		8
Voting in Advance of the Meeting Online or Via Telephone		8
Voting of Proxies		9
Voting by Non-Registered Shareholders		9
Voting of Shares Represented by Management Proxies		10

SECTION 2 – BUSINESS OF THE MEETING		10

Quorum		10
Interest of Certain Persons in Matters to Be Acted Upon		10
Matters to Considered at the Meeting		11
1.	Presentation of Financial Statements	11
2.	Election of Directors	11
3.	Appointment of Auditor	16
4.	Corporation Name Change	16
5.	Long Term Incentive Plan	17
6.	Other Business	23

SECTION 3 – NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION		23

Executive Compensation		23
Named Executive Officers		23
Compensation Discussion and Analysis		24
NEO Compensation in 2021		28
Shareholder Return		30
Assessment of Risk Related to Corporation’s Compensation Practices and Policies		31
Permissions Related to the Purchase of Specific Financial Instruments		31
Termination Benefits		31
Financial Risk Management		32
Compensation Consultants and Advisors		32
External Management Companies		32
Director Compensation		32
Directors Fees Guidelines		32
Director Compensation in 2021		33

2

SECTION 4 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	34

Equity Compensation Plan Information	34
Summary of The Option Plan	35

SECTION 5- STATEMENT OF CORPORATE GOVERNANCE PRACTICES	38

Board of Directors	38
Board Mandate	38
Board Composition	38
Board Meetings	39
Orientation and Continuing Education	39
Board and CEO Position Descriptions	39
Board and Senior Executive Diversity	40
Director Term Limits	40
Ethical Business Conduct	40
Nominating and Corporate Governance Committee	40
Compensation Committee	41
Audit Committee	41
Audit Committee Composition	41
Relevant Education and Experience of the Audit Committee Members	42
Audit Committee Oversight	42
Pre-Approval of Policies and Procedures	42
Disclosure Committee	42
Assessments	42

SECTION 6 – INDEBTEDNESS OF MANAGEMENT AND DIRECTORS	43
SECTION 7 – MANAGEMENT CONTRACTS	43
SECTION 8 – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	43
SECTION 9 – ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS	43
SECTION 10 – APPROVAL	43
SCHEDULE A – NAME CHANGE RESOLTUION	44
SCHEDULE B – LONG TERM INCENTIVE PLAN	45

3

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Shares”) in the capital of Pyrogenesis Canada Inc. (the “Corporation”) will be held in a virtual format only, on June 21, 2022, at 10:00 A.M. (EDT) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2021, together with the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint Raymond Chabot Grant Thornton LLP as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of such auditor;

4.	to consider and, if deemed advisable, pass a special resolution, with or without variation, the full text of which is set out in Schedule A to the accompanying management information circular of the Corporation (the “Circular”), authorizing an amendment to the articles of the Corporation to change the name of the Corporation to “PyroGenesis Inc.”, or to such other name as the Board of Directors deems appropriate;

5.	to consider, and if deemed advisable, to approve the implementation of a new Long Term Incentive Plan, the full text of which is included as Schedule B to the Circular; and

6.	to consider such other business as may properly be brought before the meeting or any adjournment(s) or postponement(s) thereof.

A virtual-only Meeting format is being applied in order to give all Shareholders an equal opportunity to participate in the Meeting and vote on certain topics regardless of their geographic location or other particular constraints and circumstances resulting notably from the continuing COVID-19 pandemic. Shareholders and proxyholders will not be able to attend the meeting in person. The Corporation has fixed the close of business on May 6, 2022 as the record date for determining those Shareholders entitled to receive notice and to vote at the Meeting.

The Meeting will be conducted exclusively via live audio webcast online at the following address: https://web.lumiagm.com/432379825. The Meeting ID is: 432-379-825. The password for the Meeting is "pyrogenesis2022" (case sensitive).

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting live, submit questions and submit their vote while the Meeting is being held. Non-registered Shareholders (for example, Shareholders who hold their Shares in an account with a securities broker, bank, dealer, trust company or other intermediary) who have not duly appointed themselves as proxyholders will be able to participate in the Meeting as guests, but guests will not be able to vote or speak at the Meeting. Please see the subsection entitled “Important Information About Your Attendance at the Meeting”, starting at page 5 of the accompanying Circular, for additional instructions on how Shareholders and proxyholders can participate and vote at the Meeting.

Accompanying this Notice of Annual and Special Meeting of Shareholders (the “Notice”) are the following documents:

- the Circular, which includes more detailed information relating to the matters to be addressed at the Meeting. The Circular is deemed to form part of this Notice; and

- either a form of proxy for registered Shareholders or a voting instruction form for non-registered Shareholders.

Registered Shareholders unable to attend the virtual Meeting should read the notes to the form of proxy and complete and return the form of proxy to the Corporation’s registrar and transfer agent, TSX Trust Company (“TSXT”), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, or by e-mail to proxyvote@tmx.com or fax to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 . A proxy will not be valid unless it is deposited with TSXT no later than 10:00 A.M. (EDT) on June 17, 2022 (or not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Québec, prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof). Late proxies may be accepted or rejected by the chair of the Meeting in his discretion, and the chair is under no obligation to accept or reject any particular late proxy. Alternatively, Registered Shareholders may, and are encourage to, vote their proxies online at www.tsxtrust.com/vote-proxy before such deadline.

If you are a non-registered Shareholder of the Corporation and received these materials from your intermediary or TSXT, please complete and return the form of proxy or other voting instruction form in accordance with the instructions provided to you by such intermediary or TSXT. Your intermediary or nominee may have different and earlier deadlines.

The enclosed form of proxy or voting instruction form appoints nominees of management as proxyholder and you may amend the form of proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

DATED this 12th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF PYROGENESIS CANADA INC.

(signed) “P. Peter Pascali”

P. Peter Pascali
Chair

Management Information Circular

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of PyroGenesis Canada Inc. (the “Corporation”, “PyroGenesis”, “we” or, “our”), a corporation governed by the Canada Business Corporation Act (the “CBCA”) for use at the Annual and Special Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (“Shares”) in the capital of the Corporation to be held virtually at the time and for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the “Notice”). References in this Circular to the Meeting include any adjournment or adjournments thereof.

Unless otherwise specified, all information in this Circular is current as of May 6, 2022, except as indicated otherwise.

All references to “$” or “dollars” are to Canadian dollars.

SECTION 1 – MEETING AND VOTING INFORMATION

Notice-and-Access

The notice-and-access mechanism (“Notice-and-Access”) was established under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for the delivery of management information circulars and proxy-related materials to their securityholders by providing their securityholders with notice of their availability and access to these documents online.

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received from the Director appointed under the CBCA, the Corporation utilizes the Notice-and-Access mechanism to distribute Meeting materials to the Registered Shareholders and Non-Registered Shareholders

A Shareholder whose name appears on their Share certificates or Direct Registration Statement (“DRS”) is considered a “Registered Shareholder”. Many Shareholders are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the securities broker, bank, dealer, trust company or other intermediary through which they hold their Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (a “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. Non-Registered Shareholders can either be objecting beneficial owners (“OBOs”) or non-objecting beneficial owners (“NOBOs”). OBOs object that the intermediary holding their Shares disclose information about their ownership whereas NOBOs do not object to such disclosure.

NI 54-101 and NI 51-102 set out the rules of the Notice-and-Access mechanism pursuant to which the Corporation may deliver Meeting materials to its Registered Shareholders and Non-Registered Shareholders by posting electronic versions thereof online, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, instead of sending the materials in paper format to all Shareholders.

In accordance with the Notice-and-Access procedures, the Corporation has sent to all Shareholders a notice of availability of the proxy materials for the Meeting and, as applicable, a form of proxy or a voting instruction form (the “Notice Package”), informing of: a) the websites where the Meeting materials can be found; b) how to access the Meeting materials online and; c) how they can access a paper copy thereof and informing of basic information about the Meeting, such as the matters for which a vote will be held at the Meeting.

The Notice Package is sent to Registered Shareholders and NOBOs directly through the Corporation’s transfer agent, TSX Trust Company (“TSXT”). If you are a NOBO and the Corporation or its transfer agent, TSXT, has sent the Notice Package directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Notice Package to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Corporation will not directly send the Notice Package to OBOs. Instead, the Corporation will pay Intermediaries to forward the Meeting materials to all OBOs. The Corporation is paying for Intermediaries to deliver to OBOs a notice of availability of the proxy materials for the Meeting and, as applicable, a form of proxy or a voting instruction form.

Websites Where the Meeting Materials can be Found

Electronic copies of the Meeting materials, including this Circular, the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2021 (“Annual Financial Statements”) and the management’s discussion and analysis of the Corporation’s results of operations and financial condition for the year ended December 31, 2021 (“MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com and online at https://www.meetingdocuments.com/tsxt/PYR.

How to Access the Meeting Materials in Paper Form

Shareholders may obtain paper copies of the Circular, Annual Financial Statements and MD&A free of charge by contacting TSXT at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries) or at tsxt-fulfilment@tmx.com. Requests should be received at least ten (10) business days in advance of the proxy cut-off date set out in the accompanying form of proxy or voting instruction form in order to receive the Meeting materials in advance of the date of the Meeting.

Record Date

The record date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 6, 2022 at the close of business (the “Record Date”).

Voting Shares and Principal Holders Thereof

As of May 6, 2022, there were 170,125,795 Shares issued and outstanding.

The authorized share capital of the Corporation consists of an unlimited number of Shares without par value, with the right to:

(a)	vote at any meeting of Shareholders;

(b)	receive, as and when declared by the directors of the Corporation, any dividends payable on such dates, for such amounts and at such place or places as the Board of Directors (the “Board”) may from time to time determine; and

(c)	receive the remaining property of the Corporation on liquidation or dissolution.

Each Shareholder as of the Record Date is entitled to one vote for each matter to be acted upon at the Meeting.

Other than as disclosed in the table below, to the knowledge of the directors and officers of the Corporation, as of the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to all outstanding Shares of the Corporation.

Name of Shareholder	Number of Common Shares(1)(2)	Percentage of Common Shares
P. Peter Pascali(3)	79,135,398	46.52%

Notes:

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information.

(2)	On a non-diluted basis.

(3)	Includes (i) 6,141,457 Common Shares beneficially owned by Fiducie de Crédit Mellon Trust of which Mr. Pascali is a trustee and beneficiary, (ii) 7,251,000 Common Shares beneficially owned by 8339856 Canada Inc., of which Mr. Pascali exercises control, (iii) 2,000,000 Common Shares beneficially owned by The 2 Percent Solution Foundation, of which Mr. Pascali is a director, and (iv) 63,742,941 Common Shares beneficially owned and controlled by Mr. Pascali. Please see “Particulars of Matters to Be Acted upon by Shareholders at the Meeting – Election of Directors.”

Important Information About Your Attendance at the Meeting

Time, Date and Place

The Annual and Special Meeting of Shareholders of the PyroGenesis will be held online via live audio webcast at https://web.lumiagm.com/432379825 (password: pyrogenesis2022 (case sensitive) at 10:00 A.M. EST, on June 21, 2022, as set forth in the Notice of Meeting.

Internet Requirements

Shareholders and proxyholders who are participating in the Meeting must be connected to the Internet throughout the entire Meeting in order to be able to vote. Participants must ensure that they have a good connection throughout the Meeting and set aside enough time to connect to the Meeting and follow the procedure described in this section.

You will require the most recent version of the browsers Chrome, Safari, Edge or Firefox. Make sure your browser is compatible by connecting in advance. PLEASE DO NOT USE INTERNET EXPLORER. Internal networks, firewalls, as well as VPNs (virtual private networks) may block the webcast or access to the virtual platform for the Meeting. If you experience issues, make sure your VPN is deactivated or that you are not using a computer connected to an enterprise network.

Attending the Meeting

Registered shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote online, all in real time, provided they are connected to the Internet at all times.

Guests, including Non-Registered Shareholders who did not appoint themselves as proxyholder, will be able to listen to the Meeting but will not be able to vote live nor ask questions.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form - including Non-Registered Shareholders who wish to appoint themselves as proxyholder - must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form.

Additionally, the Shareholder or its duly appointed proxyholder MUST complete the online form at the address www.tsxtrust.com/control-number-request or contact TSXT at 1 866 751-6315 (toll free in Canada and the United States) or 1 212 235-5754 (other countries) by 10:00 a.m. (Eastern Time) on June 17, 2022 and provide the TSXT representative with the required information so that TSXT may provide the proxyholder with a 13-digit Control Number by email. Without their own 13-digit Control Number, proxyholders (including Non-Registered Shareholders who appoint themselves as proxyholders) will not be able to vote nor ask questions at the meeting but will be able to attend as guests.

How to Log In to the Virtual Meeting

To log in to the Meeting, follow the steps described below:

➢	If you are a Registered Shareholder:

1.	Log in online at https://web.lumiagm.com/432379825 (The Meeting ID is: 432-379-825)

2.	Select “I have a login”, enter your control number as indicated on the form of proxy and the following password: pyrogenesis2022 (case sensitive).

If you use your control number to log in to the Meeting, any vote you cast will thereby revoke any proxy you previously submitted. If you do not wish to revoke a proxy that you previously submitted, you should refrain from voting during the Meeting.

➢	If you are a duly appointed proxyholder:

1.	Log in online at https://web.lumiagm.com/432379825 (The Meeting ID is: 432-379-825)

2.	Select “I have a login”, enter the control number or username provided by the transfer agent and the following password: pyrogenesis2022 (case sensitive).

Proxyholders who have been duly appointed and registered with TSXT in accordance with the instructions provided herein below will receive their own control number via e-mail from TSXT after the proxy voting deadline has passed.

➢	If you are a guest:

1.	Log in online at https://web.lumiagm.com/432379825 (The Meeting ID is: 432-379-825)

2.	Select the “I am a guest” and complete the online form.

How to Watch the Meeting

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.

Solicitation and Revocation of Proxies

How Proxies Can be Solicited

It is expected that the solicitation of proxies will be primarily by mail and, in relation to the delivery of this Circular, by posting this Circular on the internet on the Corporation’s SEDAR profile at www.sedar.com and online at https://www.meetingdocuments.com/tsxt/PYR pursuant to Notice-and-Access. Proxies may also be solicited personally by directors, officers or regular employees of the Corporation, or by any other means management may deem necessary, at nominal cost. The cost of solicitation will be borne directly by the Corporation.

Appointment of Proxyholders

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form - including Non-Registered Shareholders who wish to appoint themselves as proxyholder - must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form.

Additionally, the Shareholder or its duly appointed proxyholder MUST complete the online form at the address www.tsxtrust.com/control-number-request or contact TSXT at 1 866 751-6315 (toll free in Canada and the United States) or 1 212 235-5754 (other countries) by 10:00 a.m. (Eastern Time) on June 17, 2022 and provide the TSXT representative with the required information so that TSXT may provide the proxyholder with a 13-digit Control Number by email. Without their own 13-digit Control Number, proxyholders will not be able to vote nor ask questions at the meeting but will be able to attend as guests.

Enclosed with this Information Circular is a form of proxy or a voting instruction form for use at the Meeting. The persons named in the enclosed form of proxy or voting instruction form are officers or directors of the Corporation. If a Registered Shareholder cannot attend the Meeting but wishes to vote on the resolutions, the Registered Shareholder should sign, date and deliver the enclosed form of proxy or voting instruction form to the Corporation’s registrar and transfer agent, TSX Trust Company, 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6 or by e-mail to proxyvote@tmx.com or fax to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111. Alternatively, Registered Shareholders may, and are encouraged to, vote their proxies online at www.tsxtrust.com/vote-proxy before such deadline.

A Shareholder may appoint a person or company (who need not be a Shareholder) to represent the Shareholder at the Meeting other than the person or company, if any, designated in the form of proxy and voting instruction form to represent them at the Meeting or any adjournment thereof by striking out the printed name of such person or company and inserting such other person or company’s name in the blank space provided in that form of proxy of voting instruction form by completing another proper form of proxy.

In the case of a Registered Shareholder, the completed form of proxy must be deposited at the office of the transfer agent indicated on the enclosed return envelope not later than 10:00 A.M. (EDT) on June 17, 2022 (or not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Québec, prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof). Non-Registered Shareholders must return their voting instruction form as per the instructions provided by TSXT or the Intermediary, as applicable, from which they received their voting instruction form so that TSXT receives their voting instructions no later than 10:00 A.M. (EDT) on June 17, 2022 (or not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Québec, prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof). Late Proxies and voting instruction forms may be accepted or rejected by the chair of the Meeting in his discretion, and the chair is under no obligation to accept or reject any particular late form of proxy or voting instruction form.

Shareholders forwarding the enclosed form of proxy or voting instruction form may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the form of proxy or voting instruction form wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Shares represented by the form of proxy or voting instruction form submitted by a Shareholder will be voted in accordance with the directions, if any, given in the form of proxy or voting instruction form.

To be valid, a proxy form must be executed by a Registered Shareholder or a Registered Shareholder’s attorney duly authorized in writing or, if the Registered Shareholder is a corporate body, under its corporate seal or, by a duly authorized officer or attorney.

Revocation of Proxies

A Registered Shareholder may revoke a proxy given pursuant to this solicitation by an instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by its attorney authorized in writing, and deposited either at the Corporation’s registrar and transfer agent, TSXT, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chair of such Meeting on the day of the Meeting, or in any other manner permitted by law. A proxy bearing a later date received after June 17, 2022 at 10:00 AM is to be considered a late vote and will not supersede the vote by proxy previously received, unless TSXT is otherwise instructed by the Chair of the Meeting. Only Registered Shareholders have the right to revoke a proxy in the above manner. Non-Registered Shareholders who whish to change their voting instructions must, in sufficient time in advance of the Meeting, contract their Intermediary (or, as applicable, TSXT if the Non-Registered Shareholder is a NOBO) in order to revoke their voting instructions and/or provide new voting instructions.

Voting Your Shares and Asking Questions

Voting at the Meeting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end of the voting period by simply selecting another choice.

You will continue to hear the Meeting proceedings while you vote. To return to the broadcast tab on a mobile device, tap on the broadcast button after having voted.

Asking Questions at the Meeting

To ask a question during the Meeting, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi online platform will be moderated before being sent to the Chair.

Voting in Advance of the Meeting Online or Via Telephone

Shareholders are strongly encouraged to express their vote in advance by completing the form of proxy or voting instruction form that was sent to them. Detailed instructions on how to complete and return their form of proxy and/or voting instruction form by mail, fax or email are provided in the Circular accompanying them.

Alternatively, Shareholders may express their vote in advance by voting online or using the toll-free telephone number set out on the form of proxy or voting instruction form. It should be noted that it will not be possible for a Shareholder to appoint a person other than the management nominees as proxyholder when voting via telephone.

To be effective, voting instructions must be received by our transfer agent and registrar, TSXT, at any time prior to 10:00 a.m. (Eastern Time) on June 17, 2022.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such direction, the Shares will be voted FOR each of such matters. The enclosed form of proxy or voting instruction form confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named in the accompanying form of proxy or voting instruction form will vote on such amendments or other matters in accordance with their best judgment.

Voting by Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote and ask questions at the virtual Meeting.

The Corporation’s decision to deliver proxy-related materials directly to its NOBOs will result in all NOBOs receiving a voting instruction form from TSXT. These voting instruction forms are to be completed and returned to TSXT in the envelope provided at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by e-mail to proxyvote@tmx.com or fax to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111. A voting instruction form deposited by a NOBO will not be valid unless it is deposited with TSXT no later than 10:00 A.M. (EDT) on June 17, 2022 (or not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Québec, prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof). Late proxies may be accepted or rejected by the chair of the Meeting in his discretion, and the chair is under no obligation to accept or reject any particular late proxy. Alternatively, NOBOs may, and are encouraged to, vote online at www.tsxtrust.com/vote-proxy before such deadline.

OBOs may expect to receive their materials related to the Meeting from Broadridge Investor Communication Solutions or other intermediaries. Intermediaries are required to forward the Meeting materials to OBOs unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies such as Broadridge to forward the Meeting materials to beneficial holders. Generally, OBOs who have not waived the right to receive Meeting materials will either:

(a)	be provided with a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (or as an alternative, votes may often be registered by telephone or over the Internet), will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	less typically, be provided with a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the enclosed form of proxy and deposit it with the Corporation’s transfer agent as provided above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote on-line at the virtual Meeting, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company, or if the Non-Registered Holder is a NOBO the instructions of TSXT, including those regarding when and where the proxy or voting instructions form is to be delivered.

Non-Registered Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form - including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder - must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form.

Additionally, the Non-Registered Shareholder who appointed himself or its duly appointed proxyholder MUST complete the online form at the address www.tsxtrust.com/control-number-request or contact TSXT at 1 866 751-6315 (toll free in Canada and the United States) or 1 212 2355754 (other countries) by 10:00 a.m. (Eastern Time) on June 17, 2022 and provide the TSXT representative with the required information so that TSXT may provide the proxyholder with a 13-digit Control Number by email. Without their own 13-digit Control Number, proxyholders will not be able to vote nor ask questions at the meeting but will be able to attend as guests.

Voting of Shares Represented by Management Proxies

On any ballot that may be called for at the Meeting, the Shares represented by each properly executed proxy in favour of the persons designated in the enclosed form of proxy received by the Corporation will, subject to Section 148 of the CBCA. be voted or withheld from voting in accordance with the specifications given by the Shareholder. In the absence of such specifications in an enclosed form of proxy or voting instruction form where the Shareholder has appointed the persons whose names have been pre-printed in the enclosed form of proxy or voting instructions form as the Shareholder’s nominee at the Meeting, the Shares represented by such proxies will be voted FOR the auditor appointment resolution, the election of directors resolution, the name change resolution and the LTIP resolution, as detailed in Section 2 of this Circular entitled “Business of the Meeting”, starting at page 10.

The enclosed form of proxy or voting instruction form confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of meeting and any other matters which may properly come before the Meeting. Management knows of no such amendments or variations to matters identified in the notice of meeting or other matters to come before the Meeting. However, where a Shareholder has appointed the persons whose names have been pre-printed in the enclosed form of proxy or voting instruction form as the Shareholder’s nominee at the Meeting, if any amendments or variations to matters identified in the notice of meeting or other matters which are not now known to management should properly come before the Meeting, the enclosed form of proxy and voting instruction form may be voted on such matters in accordance with the best judgment of the person voting the form of proxy.

SECTION 2 – BUSINESS OF THE MEETING

Quorum

A quorum for the Meeting shall be one Shareholder present in person or represented by proxy representing a minimum of 5% of the issued and outstanding voting Shares of the Corporation.

Interest of Certain Persons in Matters to Be Acted Upon

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation’s last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting. Directors and executive officers of the Corporation have an interest in the Incentive Plan Resolution as such persons are eligible to be and have been granted awards under the Omnibus Long Term Incentive Plan.

Matters to Considered at the Meeting

1.            Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2021, and report of the auditors thereon, have been approved by the Board and will be presented at the Meeting. These documents are available on SEDAR at www.sedar.com and on our website at https://www.pyrogenesis.com/financial-reports/. No vote of the Shareholders is required with respect to this item of business.

2.            Election of Directors

MAJORITY VOTING POLICY

In accordance with the requirements of the Toronto Stock Exchange (“TSX”), the Board has adopted a majority voting policy pursuant to which, in an uncontested election, a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to her or her election by shareholders shall tender his or her resignation to the Board promptly following the meeting of shareholders at which such election was held. Directors other than those who received a majority of “withheld” votes at the same shareholders’ meeting (or if there are less than three such directors, the entire Board) shall consider and within 90 days following the shareholders’ meeting determine whether or not to accept the resignation. The resignation of a director candidate who received a majority of “withheld” votes shall be accepted absent exceptional circumstances and is effective when accepted by the Board. A press release disclosed the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued promptly following such determination, and a copy of such press release shall be provided to the TSX. A director who tenders a resignation pursuant to the majority voting policy will not participate in any meeting of the Board at which the resignation is considered. For more details, please refer to the Majority Voting Policy available on the Corporation’s website at www.pyrogenesis.com.

ELECTION OF DIRECTORS RESOLUTION

The articles of the Corporation provide that the Board of the Corporation consists of a minimum of three (3) and a maximum of fifteen (15) directors. At the Meeting, the seven (7) persons named hereunder will be proposed for election as directors of the Corporation. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the person named in the accompanying proxy to vote the proxy for the election of any other person or person in place of any nominee or nominees unable to serve.

The Board unanimously recommends that Shareholders vote FOR each of the seven (7) proposed nominees whose names are set out in the “Nominees for Election to the Board” subsection of this Circular.

Unless the Shareholder has specifically instructed in the enclosed form of proxy or voting instruction form that the Shares represented by such proxy are to be withheld from voting, the person named in the accompanying proxy will vote FOR the election of each of the proposed nominees, whose names and biographies appear hereafter.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The following table and the notes thereto state the names and the province or state, and country of residence of all persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments and abbreviated biographies, their periods of service as directors of the Corporation and the number of Shares beneficially owned or over which control or direction is exercised by each of them as at the date of this Information Circular. If elected, each director will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless prior thereto the director resigns, or the director’s office becomes vacant by reason of death or other cause.

Name, Province/ State and Country Independence Status	Committee(s) of the Board of Directors	Director/ Officer of the Corporation Since	Principal Occupation for the Previous Five Years	Number (and %) of Shares Owned or Controlled	AGM Voting Results for 2021 (%)
P. Peter Pascali	Chair of the Board of Directors	Director and Officer since 2006	President and Chief Executive Officer of the Corporation since 2006	79,135,398 (1)	For: 99.90%
Québec, Canada				(46.52%)	Withheld: 0.10%
Non- Independent
Robert M. Radin	Member of the Audit Committee	Director since 2012	President of Radin & Associates Consulting, LLC since 2011.	643,500 (0.38%)	For: 99.79%
South Carolina, USA Lead Independent Director	Chair of the Compensation Committee Member of the Nominating and Corporate Governance Committee				Withheld: 0.21%
Andrew Abdalla, CPA, CA	Chair of the Audit Committee	Director since 2018	Senior Partner at chartered accountancy and business advisory firm MNP LLP.	107,800	For: 99.79%
Québec,	Member of the Compensation Committee			(0.06%)	Withheld: 0.21%
Canada Independent	Member of the Nominating and Corporate Governance Committee

Name, Province/ State and Country Independence Status	Committee(s) of the Board of Directors	Director/ Officer of the Corporation Since	Principal Occupation for the Previous Five Years	Number (and %) of Shares Owned or Controlled	AGM Voting Results for 2021 (%)
Dr. Virendra	Chair of the	Director since	Director on the Board	100,000	For:
Jha Québec,	Nominating and Corporate Governance	2019	of the Atomic Energy of Canada Limited.		99.80% Withheld:
Canada	Committee		Member of the Order of Canada.	(0.06%)	0.20%
Independent	Member of the Compensation Committee		Vice President Canadian Space Agency 2003 to 2008. Acting President of the Canadian Space Agency from 2005 to 2006. Chief Engineering Adviser at the Canadian Space Agency until his retirement in 2014.
Rodayna Kafal		Officer since	Vice President,	18,907	For:
Québec,		2016	Investor Relations and Strategic Business	(0.01%)	99.91%
Canada		Director since	Development of the		Withheld:
Non-Independent		2020	Corporation.		0.09%
Nannette	Member of the	Director since	Site Manager and	1,000	For:
Ramsey	Compensation Committee	2021	Associate Director of Engineering at	(0.001%)	99.92%
Florida, USA			Edgewood Chemical		Withheld:
Independent			Biological Center Rock Island until her retirement in 2015.		0.08%

Name, Province/ State and Country Independence Status	Committee(s) of the Board of Directors	Director/ Officer of the Corporation Since	Principal Occupation for the Previous Five Years	Number (and %) of Shares Owned or Controlled	AGM Voting Results for 2021 (%)
Ben Naccarato Georgia, USA Independent	Member of the Audit Committee Member of the Compensation Committee	Director since 2021	Executive Vice President and Chief Financial Officer at Perma-Fix Environmental Services Inc.	350 (0.0002%)	For: 99.65% Withheld: 0.35%

As a group, the proposed directors beneficially own, control or direct, directly or indirectly, 80,006,955 Shares, representing approximately 47.03% of the issued and outstanding Shares as of the date hereof.

BIOGRAPHIES OF NOMINEES

The following is a brief description of the current and proposed directors of the Corporation:

P. Peter Pascali – President, Chief Executive Officer and Chair of the Board of Directors

Mr. Peter Pascali, after graduating with an MBA from McGill University in 1983, became an investment banker specializing in mergers and acquisitions and public offerings. He initially worked for the Bank of Nova Scotia and then, in 1987, joined Westpac Banking Company. In 1989, he joined DeGeorge Financial Company as a strategic advisor. Mr. Pascali has been with the Corporation since its incorporation in 2006 where he has been responsible for developing the business strategy and marketing focus for commercializing the Corporation’s technologies and running the business. Mr. Pascali continues to develop the Corporation’s strategy and oversee the operational management as the President and Chief Executive Officer. In his leadership role, Mr. Pascali spearheads the Strategic Management Team which is responsible for the strategic planning and execution of the Corporation’s business plans.

Robert M. Radin – Director, Member of the Audit Committee, Member of the Nominating and Corporate Governance Committee and Chair of the Compensation Committee

Robert M. Radin, retired from the U.S. Army in 2011 after serving for over 35 years and attaining the rank of Major General. His last assignment was as the U.S. Army Assistant Deputy Chief of Staff, G-4, (Logistics), the Pentagon, Washington, DC. In this position he was responsible for policy development, strategic planning and budget programming for distribution, logistics force structure, readiness reporting, Army pre-positions stocks, contingency contracting and support of U.S. Army worldwide operations. Prior to joining the Army Staff, he served as the Commanding General of the U.S. Army Sustainment Command at Rock Island, Illinois. Other key assignments include: Deputy Chief of Staff for Operations and Logistics for the U.S. Army Materiel Command from 2005 to 2007; Commanding General of the Joint Munitions Command from 2004 to 2005; and from 2003 to 2004 was deployed to Kuwait as the Commanding General, U.S. Army Materiel Command-SWA and was responsible for support of U.S. land forces in Kuwait, Iraq, Afghanistan and Djibouti. After retiring from the Army in June 2011, he founded Radin & Associates Consulting, LLC, a firm that assists clients with supply chain related issues. Mr. Radin has graduated from the U.S. Military Academy at West Point and holds postgraduate degrees from the Florida Institute of Technology and the National Defense University.

Dr. Virendra Jha – Director, Member of the Compensation Committee and Chair of the Nominating and Corporate Governance Committee

Dr. Virendra Jha, member of the order of Canada, has over 42 years of experience in the Canadian Space Program ranging from in-depth engineering work to senior management positions in both the private and the public sectors. Dr. Jha began his space career in 1972 when he joined the aerospace group of RCA Limited Montréal, which later became Spar Aerospace Limited. In 1988, he became the Director of Engineering at Spar Aerospace Limited. In 1991 Dr. Jha joined the Canadian Space Agency as Director of the Space Mechanics Group. In 1996, he was promoted to the position of Director General, Space Technologies Branch of the CSA. From 2003 till 2008, he was the Vice-President responsible for Science, Technology and Programs at the Canadian Space Agency. As Vice President, Dr. Jha provided strategic direction, vision and leadership to all core technical sectors of the Agency. From November 2005 until February 2006, Dr. Jha also served as the Acting President of the Canadian Space Agency. He was Chief Engineering Adviser at the Canadian Space Agency until his retirement in 2014.

Dr. Jha received his B. Tech. degree in Mechanical Engineering from the Indian Institute of Technology Delhi India, his Master’s degree in Mechanical engineering from McMaster University, Hamilton, Canada, and his Ph.D. degree in Mechanical Engineering from Concordia University, Montréal, Canada and the C. Dir. (Chartered Director) Degree from McMaster University, Hamilton, Canada. Dr. Jha’s technical contributions in Canadian Space Program as well as in International Space activities have been significant. His leadership and commitment to the profession is reflected by his recognition and active participation in many groups, committees and advisory boards.

Dr. Jha currently serves as a director on the Board of the Atomic Energy of Canada Limited, a Canadian federal Crown corporation and Canada’s largest nuclear science and technology laboratory.

Andrew Abdalla – Director, Member of the Compensation Committee, Member of the Nominating and Corporate Governance Committee and Chair of the Audit Committee

Andrew Abdalla, CPA, CA, is a partner at MNP LLP, a leading national accounting, tax and business consulting firm in Canada. Mr. Abdalla brings to the Board more than 20 years of strategic planning, and tax advice, with a specific focus on sales and income tax, acquisitions and divestitures, business valuations, corporate reorganizations and spinoffs. Mr. Abdalla received his Chartered Professional Accountant (CPA, CA) designation in 1987. He holds a Bachelor of Commerce and a graduate diploma in public accounting from Concordia University in Montréal.

Rodayna Kafal – Director, VP, Investor Relations and Strategic Business Development

Upon graduating from McGill University in 2009 (Bachelor’s degree in Chemical Engineering), Ms. Kafal took on lead roles in process engineering at the Natural Gas Technologies Centre in Montréal, Québec, where she was responsible for managing a number of high-level projects. Thereafter, she enrolled in a two-year graduate program in Industrial Engineering and Project Management at École Polytechnique de Montréal. Ms. Kafal joined PyroGenesis with a strong background in process engineering, combined with practical experience in sales, promotional activities and business relations. Ms. Kafal has been a member of PyroGenesis’ Strategic Management Group since 2016 where she has been instrumental in providing input into all aspects of PyroGenesis’ growth and represented the views of the investor community. As Vice President, Investor Relations and Strategic Business Development, Ms. Kafal continues to oversee PyroGenesis’ complete investor relations program, while managing the Corporation’s marketing team.

Ben Naccarato – Director, Member of the Audit Committee, Member of the Compensation Committee

Mr. Naccarato, CPA, CMA, is the Executive Vice-President and Chief Financial Officer at Perma-Fix Environmental Services Inc., a NASDAQ-listed environmental services company, providing unique radioactive mixed and industrial waste management services. Mr. Naccarato brings to the Board more than 30 years of experience in senior financial positions in the environmental industry. Mr. Naccarato is a graduate from the University of Toronto with a Bachelor of Commerce and Finance Degree as well as being a Chartered Professional Accountant and Certified Management Accountant (CPA, CMA).

Nannette Ramsey – Director, Member of the Compensation Committee

Ms. Ramsey holds undergraduate degrees in Economics, Engineering and an MBA. She brings manufacturing experience from Caterpillar Tractor Company, J.I. Case and more recently served as the Site Manager and Associate Director of Engineering for Edgewood Chemical Biological Center’s site at the Rock Island Arsenal in Illinois. She was responsible for strategic planning, budgeting, engineering support and testing, quality assurance and information technology solutions for a variety of customers.

CEASE TRADE ORDERS OR BANKRUPTCIES

No proposed director of the Corporation:

1.	is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

2.	is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

3.	has, within the 10 years, before the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to, or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

PENALTIES OR SANCTIONS

As at the date hereof, no proposed director of the Corporation has been subject to:

4.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

5.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

3. Appointment of Auditor

APPOINTMENT OF AUDITOR RESOLUTION

To be effective, the resolution for the appointment of the independent auditor of the Corporation requires the approval by simple majority of the votes cast by Shareholders or their proxyholder at the Meeting (an “Ordinary Resolution”).

Raymond Chabot Grant Thornton LLP has been appointed auditor of the Corporation since May 21, 2021.

The Board unanimously recommends that Shareholders vote FOR the auditor Raymond Chabot Grant Thornton LLP to be reappointed as independent auditor of the Corporation and to authorize the Board to fix its remuneration.

Unless the Shareholder has specifically instructed in the accompanying form of proxy or voting instruction form that the Shares represented by such proxy are to be withheld, the persons named in the accompanying proxy will vote FOR the appointment of Raymond Chabot Grant Thornton LLP as auditor of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the Board to fix its remuneration.

AUDIT FEES

For the years ended December 31, 2021 and December 31, 2020, the Corporation paid the following fees to its external auditors, Raymond Chabot Grant Thornton LLP and KPMG LLP.

	Fees paid to RCGT LLP in Fiscal Year ended December 31, 2021	Fees paid to KPMG LLP in Fiscal Year ended December 31, 2020(4)
Audit Fees(1)	$325,500	$719,352
Audit-Related Fees(2)	$-	$52,938
Tax-Related Fees(3)	$9,975	$36,594
All Other Fees	$21,000	$-
Total Fees	$356,475	$827,579

Notes:

(1)            “Audit Fees” include fees necessary to perform the annual audit of the Corporation’s consolidated financial statements, and for services that are normally provided in connection with statutory and regulatory filings or engagement related to the annual consolidated financial statements.

(2)            “Audit-Related Fees” include translation services and fees for accounting consultations on matters reflected in the financial statements.

(3)            “Tax-Related Fees” includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and Research and Development tax credits.

(4)            2020 Audit fees have been revised in the current Management Information Circular to add additional audit fees related to fiscal 2020.

4. Corporation Name Change

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, a special resolution authorizing the Corporation to file articles of amendment under the CBCA to change the name of the Corporation from “PyroGenesis Canada Inc.” to “PyroGenesis Inc.”, or to such other name as the Board deems appropriate, the form of which is attached as Schedule A to this Circular (the “Name Change Resolution”).

The Name Change Resolution requires the affirmative vote of not less than two thirds (66 2/3%) of the votes cast by Shareholders or their proxyholder at the Meeting. The Board may determine not to implement the Name Change Resolution at any time after the Meeting and after receipt of necessary regulatory approvals, but prior to the issuance of a certificate of amendment, without further action on the part of the Shareholders.

The Board believes the Name Change Resolution is in the best interests of the Corporation and unanimously recommends that the Shareholders vote FOR the Name Change Resolution.

Unless the Shareholder has specifically instructed in the accompanying form of proxy or voting instruction form that the Shares represented by such proxy are to be voted “Against”, the persons named in the accompanying proxy will vote FOR the Name Change Resolution.

5. Long Term Incentive Plan

SUMMARY OF THE PROPOSED LONG TERM INCENTIVE PLAN

On May 10, 2022, the Board has approved a new long term incentive plan, the (the “LTIP”), a copy of which is attached as Schedule B to this Circular, subject to the approval by the Shareholders of the Corporation at the Meeting.

The purpose of the LTIP is to provide the Corporation with a mechanism to: i) attract, retain and motivate qualified employees, consultants and directors of the Corporation and of its affiliates (the “Eligible Participants”, and when such Eligible Participants are granted Awards (as defined below), the “Participants”), ii) reward such Participants for their contributions toward the long term goals and success of the Corporation and, to enable and encourage such Eligible Participants to acquire Shares as long term investments and proprietary interests in the Corporation. For the purpose of this section “Corporation” is meant to include its affiliates.

The LTIP will permit the granting of options (“LTIP Options”), incentive stock options (“ISOs”), share appreciation rights (“SARs”), restricted share unit (“RSUs”), performance share unit (“PSUs”), deferred share unit (“DSUs”), and other share-based awards (“Other Awards”) (and together with LTIP Options, SARs, RSUs, PSUs and DSUs, the “Awards”).

The LTIP will be administered by the Board. The Board may, from time to time, delegate to a committee all or any of the powers conferred on the Board pursuant to the LTIP, including the power to sub-delegate to any specified officer(s) of the Corporation or its affiliates such powers.

General Terms Applicable to Awards – If approved, the aggregate number of Shares reserved for issuance pursuant to Awards granted under the LTIP (including the Shares issuable upon exercise of the outstanding options previously granted under the existing Stock Option Plan of the Corporation (the “Existing Options”)), shall not exceed 10% of the Shares issued and outstanding from time to time. If the LTIP is approved, options will no longer be granted under the current Stock Option Plan, and all future grants of Awards will be made under the LTIP. All Existing Options granted under the current Stock Option Plan will remain outstanding and subject to the current Stock Option Plan. Under the LTIP, the aggregate number of Shares (i) issuable to Insiders at any time, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the issued and outstanding Shares; and; (ii)issued to Insiders within any one-year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the issued and outstanding Shares. The aggregate number of Shares issuable to any one Participant under all of the Corporation’s Security Based Compensation Arrangements shall not exceed 5% of the issued and outstanding Shares. Awards (other than ISOs) may only be transferred by Participants to “permitted assigns” (as defined in National Instrument 45-106 - Prospectus Exemptions). ISOs shall be neither transferable nor assignable by the Participant other than by will or the laws of descent and distribution and may be exercised, during the Participant’s lifetime, only by such Participant.

If an Award is scheduled to expire or be settled during a period during which Participants cannot trade in any securities of the Corporation pursuant to the Corporation's policy respecting restrictions on insider trading which is in effect at that time ( a “Blackout Period”) or within five business days following the expiry of such Blackout Period, then, unless the delayed expiration would result in tax penalties, the Award shall expire ten (10) business days after the trading Blackout Period is lifted by the Corporation.

Terms Applicable Specifically to LTIP Options – The Board will, at the time of granting LTIP Options, (i) set the term of the LTIP Options, which cannot exceed 5 years and; (ii) fix the vesting terms of LTIP Options; (iii) set any restrictions it may determine reasonable to the exercise of the LTIP Options, such as performance-based vesting conditions; and (iv) set the exercise price of the LTIP Options, provided that the exercise price shall not be less than the closing price of the Corporation’s Shares on the TSX on the business day immediately prior to the date of the grant (the “Market Price”). LTIP Options may be granted as ISOs only to individuals who are employees of the Corporation or any present or future “subsidiary corporation” or “parent corporation” as those terms are defined in section 424 of the United States Internal Revenue Code of 1986 (the “Code”) and ISOs shall not be granted to non-employee directors or independent contractors. Other terms applicable only to ISOs are detailed in subsection 4.6 of the LTIP.

Terms Applicable Specifically to SARs – The Board may grant SARs in conjunction with the granting of LTIP Options, or on a stand-alone basis to any Eligible Participant. A SAR entitles the Participant, upon exercise of the SAR, to receive Shares from the Corporation with an aggregate Market Price on the date of exercise equal to the product of: (i) the number of SARs or portion thereof exercised and, (ii) the “In-the-Money Amount” of the SAR. “In-the-Money Amount” means the amount by which the Market Price of a Share on such date exceeds the exercise price or the SAR Price, as applicable. The “SAR Price” will be determined by the Board at the time of the grant, but in any event will be no less than the Market Price of a Share on the date of the grant. If the SARs are granted in conjunction with the granting of LTIP Options: (i) the SAR Price and the terms for the vesting of the SARs will be the same as those of the LTIP Options. The Board may provide at the time of granting a SAR that the exercise of that SAR is subject to restrictions, such as performance-based vesting conditions.

Terms Applicable Specifically to RSUs – When granting RSUs to any Eligible Participant, the Board will determine the vesting period and terms applicable to the grant. Unless otherwise specified in the award agreement: (i) RSUs will vest on the third anniversary of the date of the grant; and, (ii) as soon as practicable following the expiry of the applicable vesting period, the Corporation must issue fully paid and non-assessable Shares pursuant to the vested RSUs to the Participant.

Terms Applicable Specifically to PSUs – Each PSU granted to a Participant under the LTIP will consist of a right of the Participant to receive a Share upon the achievement of performance goals established by the Board. The number of PSUs granted, the performance goals to be achieved by the Participant during any performance period, the applicable range for the performance multiplier and any other terms and conditions related to the PSUs will be set forth in an award agreement. The performance goals must be established by the Board prior to the date of the grant of PSUs and the applicable performance period cannot exceed three (3) years. As soon as practicable following the applicable performance period, or at such later date as may be determined by the Board in its sole discretion at the time of grant, the Corporation will issue fully paid and non-assessable Shares pursuant to the vested PSUs to the Participant. The number of PSUs that will vest which will be equal to the number of PSUs multiplied by the performance multiplier.

Terms Applicable Specifically to DSUs – The Board may grant DSUs to any Eligible Participant under the Plan. It may allow the directors to elect to receive all or a portion of their annual retainer fees in the form of DSUs. The Board, at the time of the Grant, may determine specific terms and conditions related to each DSU and evidence them in an award agreement. The directors will have the liberty of electing if, yes or no, they desire to receive all or a portion of their annual retainer fees in the form of DSUs. The number of DSUs to be credited to the account of a director who elects to receive DSUs pursuant to the terms of the LTIP, will be calculated by dividing the dollar amount on a date of the grant to be received by the Director as DSUs by the Market Price of a Share on such date. DSUs granted to directors in lieu of their annual retainer fees shall be immediately vested on the date of grant. The Board will have the authority to determine at the time of grant, vesting terms applicable to DSUs granted in other circumstances. DSUs will be settled on the date established in the award agreement or as soon as practicable thereafter (the “Settlement Date”) provided however, that in no event, a DSU will be settled prior to the applicable Participant’s termination date. If the award agreement does not establish a date for the settlement of the DSUs, then the Settlement Date shall be the 90th day following the Participant’s termination date. On the Settlement Date for any vested DSUs, the Corporation will issue fully paid and non-assessable Shares pursuant to the DSUs to the Participant.

Terms Applicable Specifically to Other Awards – Under the LTIP, the Board may, grant to Eligible Participants other share-based awards. Other Awards must consist of a right (i) which is other than a LTIP Option, SAR, RSU, PSU or DSU and; (ii) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), provided, however, that such right will comply with applicable law and be subject to TSX approval.

Termination – The following summarizes the effects on the Awards of a Participant of their termination of employment or engagement with the Corporation in various circumstances.

Eligibility to Receive Grants of Awards

A Participant’s eligibility to receive further grants of Awards under the Plan ceases on its Termination Date (as defined in Article 2 of the LTIP).

Termination of Directorship

Unless otherwise set out in an award agreement, if the office of a director terminates for any reason other than death or disability or breach of the Participant’s fiduciary duty to the Corporation, the Board may, at any time prior to or following the termination date provide for the exercise, vesting or settlement of any or all Awards other than DSUs held by the director on the Termination Date.

If the term of office of a director is terminated for breach of fiduciary duty, all Awards granted to them other than DSUs, are immediately forfeited.

Termination of an Employee or Consultant Engagement for Cause

Unless otherwise specified by the Board at the time of granting an Award, where, in the case of an Employee or Consultant, a Participant’s employment or engagement as a Consultant terminates by reason of termination by the Corporation for Cause (as defined in Article 2 of the LTIP) (or a resignation where facts giving rise to Cause exist), then any Option, SAR or other Award held by the Participant, whether or not it has vested as of the Termination Date, will immediately be forfeited and cancelled as of the Termination Date, and the Participant shall not be entitled to any damages or other amounts in respect of such forfeiture and cancellation.

Termination of an Employee or Consultant Engagement for a Reason Other than Cause

If the termination of the employment or engagement of the Participant (employee or consultant) is by the Corporation, then:

-	Any Performance Goals assigned to any Awards will be calculated based on actual performance results at the end of the applicable performance period of the Participant’s Termination Date, provided if actual performance cannot be calculated, the Performance Multiplier will be deemed to be 100%;

-	Each vested LTIP Option or vested SAR will continue to be exercisable by the Participant until the earlier of: (i) its expiry date; and (ii) ninety (90) days after the Termination Date (or if the portion that is due to vest in connection with such termination has not yet vested, ninety (90) days after the date that such next installment is due to vest), as applicable, and if not exercised on or before such date is then immediately forfeited and cancelled;

-	Each Award other than a LTIP Option or SAR held by the Participant that has vested as of the Termination Date will be settled in accordance with the terms set out in the award agreement; and

-	Any LTIP Option, SAR or other Award held by the Participant that has not vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date.

If the termination of the employment or engagement of the Participant is due to the resignation by the employee or consultant, then the terms set out above will apply, except for the PSUs that have not vested as of the Termination Date, which will immediately be forfeited and cancelled as of the Termination Date.

If the termination is due to retirement, then unless otherwise specified by the Board at the time of granting an Award, then all unvested Awards will continue to vest in accordance with their terms and be settled or exercised in accordance with their terms except that each LTIP Option or SAR held will be exercisable by the Participant until the earlier of: (i) its expiry date; and (ii) the date that is three (3) years after the Participant’s Termination Date and, if not exercised on or before such date is then immediately forfeited and cancelled. Notwithstanding the foregoing, if a Participant breaches any non-competition, non-solicitation, confidentiality and/or other post-employment obligations, including any fiduciary duties, they shall forfeit any Awards which have not been exercised or settled.

Death or Disability

Unless otherwise set forth in an award Agreement or otherwise determined by the Board, if a Participant’s employment or service arrangement is terminated due to the Participant’s death or disability (as defined in Article 2 of the LTIP) then:

-	any Performance Goals assigned to any Awards shall be calculated based on actual performance results as of the Participant’s Termination Date, provided if actual performance cannot be calculated, the Performance Multiplier will be deemed to be 100%;

-	each Award other than a LTIP Option or SAR held by the Participant that has vested as of the Termination Date will be settled in accordance with its terms;

-	each vested LTIP Option or vested SAR held by the Participant continues to be exercisable by the Participant until ninety (90) days after the death of the Participant or the determination of its disability, and if not exercised on or before such date is then immediately forfeited and cancelled; and

-	any LTIP Option, SAR or other Award held by the Participant that has not vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date.

Impact of Change of Control – In the event of a change of control of the Corporation, except as may be set forth in an employment agreement or another written agreement the Corporation and the Participant, the Board may, without the consent of any Participant, cause: (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, in any entity participating in or resulting from a change in control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, prior to or upon consummation of such change in control, and, to the extent the Board determines, terminate upon or immediately prior to the effectiveness of such change in control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of such change in control; (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under the LTIP in a change of control situation, the Board will not be required to treat all Awards similarly.

Income Withholding Taxes – In order to comply with all applicable federal, provincial, state, local or foreign payroll, withholding, income or other taxes, the Board, under the LTIP, may decide that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of a grant of an Award, its vesting, its settlement or its exercise and that such action will not be effective unless the proper withholding has been effected to the satisfaction of the Board.

Dividends – Except if it otherwise determined in a particular Award agreement, if the Corporation issues dividends, then the RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares (“Dividend Equivalents”). Dividend Equivalents are calculated by dividing: (i) the product of the amount of dividend declared and paid per Shares and, the number of RSUs, PSUs and DSUs held by the Participant; by (ii) the Market Price at the close of the first business day immediately following the dividend record date. Dividend Equivalents shall be subject to the same vesting and other terms as the RSUs, PSUs and DSUs to which they relate.

Amendments to the LTIP – The Board may from time to time, without notice and without approval of the Shareholders of the Corporation, amend, modify, change, suspend or terminate the LTIP or any Awards granted pursuant to the LTIP as it, in its discretion determines appropriate, provided, however, that: (i) no such amendment, modification, change, suspension or termination of the LTIP or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the LTIP without their consent, unless the Board determines such adjustment is required or desirable in order to comply with any applicable securities laws or requirements of the TSX; and (ii) any amendment that would cause an Award held by a U.S. Taxpayer be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio.

Without limiting the generality of the foregoing, the following constitute examples of amendments, changes and corrections that can be made by the Board without Shareholder approval:

-	Amendments to the general vesting provisions of Awards;

-	Amendments to the provisions of Article 11 of the LTIP regarding the effect of termination of employment or engagement of a Participant with the Corporation on the Awards;

-	Amendments to add covenants of the Corporation for the protection of the Participants;

-	Amendments for the purpose of expediency, such as amendments that are desirable as a result of changes in law in any jurisdiction; and

-	Changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Notwithstanding the above, the approval of Shareholders is required for any amendment, modification and change that:

-	increases the percentage of Shares reserved for issuance under the LTIP, except pursuant to the provisions in the LTIP which permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

-	increases or removes the limits on Shares issuable or issued to Insiders as set forth in subsection 3.7(a) of the LTIP;

-	reduces the exercise price of an Award (for this purpose, a cancellation or termination of an Award of a Participant prior to its expiry date for the purpose of reissuing an Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the LTIP which permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

-	extends the term of an Award beyond the original expiry date (except where an expiry date would have fallen within a Blackout Period applicable to the Participant or within five (5) business days following the expiry of such a Blackout Period);

-	permits Awards to be transferred to a person other than a permitted assign (as defined in the LTIP) or for normal estate settlement purposes; or

-	deletes or reduces the range of amendments which require approval of the holders of voting Shares of the Corporation.

Financial Assistance – No financial assistance may be provided to Participants under the LTIP. LONG TERM INCENTIVE PLAN APPROVAL RESOLUTIONS

To be effective, the TSX requires approval of the LTIP Resolution by a simple majority of the votes cast by all Shareholders.

At the Meeting, the Shareholders will be asked to consider, and if deemed advisable, to approve the adoption of the LTIP, through the following resolution (the “LTIP Resolution”):

“BE IT RESOLVED THAT:

1.	the Long Term Incentive Plan substantially in the form attached as Schedule B to this Circular (the “LTIP”) be and is hereby approved and adopted;

2.	the Corporation has the ability to continue granting Awards under the LTIP until June 21, 2025, which is the date that is three (3) years from the date of the Annual and Special Shareholder Meeting at which Shareholder approval is being sought;

3.	any director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

The Board and management believe the LTIP is in the best interests of the Corporation and, accordingly, recommend that the Shareholders vote FOR the LTIP Resolution.

Unless the Shareholder has specifically instructed in the accompanying form of proxy or voting instruction form that the Shares represented by such proxy are to be voted “Against”, the persons named in the accompanying proxy will vote FOR the approval of the LTIP Resolution.

6. Other Business

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

SECTION 3 – NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

The information contained in the present section is provided as required under Form 51-102F6 of NI 51102.

Executive Compensation

Named Executive Officers

“Named Executive Officers” or “NEOs”, means, at any time during the three most recently completed financial years of the Corporation: (i) each of the Chief Executive Officer and the Chief Financial Officer (or an individual that served in a similar capacity) of the Corporation; (ii) each of the Corporation’s three most highly compensated Executive Officers, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and the Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation, individually, exceeds $150,000; and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Corporation or its subsidiaries at the end of the most recently completed financial year end of the Corporation.

An “Executive Officer” means an individual who at any time during the financial year was (a) a chair, vice-chair or president of the Corporation; (b) a vice-president of the Corporation in charge of a principal business unit, division or function including sales, finance or production; or (c) performing a policy-making function in respect of the issuer.

P. Peter Pascali, CEO, Andre Mainella, CFO, Michael Blank, former CFO, Benedek Simo, former CFO, Pierre Carabin, CTO & Chief Strategist, Rodayna Kafal, Director, VP, Investor Relations and Strategic Business Development, and Sara-Catherine L. Tolszczuk, former Legal Counsel and current Corporate Secretary, are the NEOs of the Corporation for purposes of the following disclosure.

Until July 11, 2011, the Corporation was a capital pool company (“CPC”) in accordance with the policies of the TSX, named Industrial Growth Income Corporation (“IGIC”), which did not conduct any active business operations. On July 11, 2011, the Corporation completed its qualifying transaction and an amalgamation whereby IGIC and PyroGenesis Inc. amalgamated into one corporation named PyroGenesis Canada Inc. Given the size of its Board of Directors, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified below.

Compensation Discussion and Analysis

OVERVIEW OF EXECUTIVE COMPENSATION PHILOSOPHY

The Corporation believes that the creation of long-term value for Shareholders depends on its ability to attract, motivate and retain highly talented executives. The Corporation intends to encourage sustained profitability and increase Shareholder value by relating executive compensation to the Corporation’s operating and financial performance.

The Board established a Compensation Committee to assist the Board in discharging its oversight responsibilities relating to the compensation and retention of key employees of the Corporation and, in particular, the Chief Executive Officer of the Corporation. The Compensation Committee’s responsibilities under the Compensation Committee Charter include reviewing and assessing the appropriateness of and approving the compensation package of the Chief Executive Officer and of other key employees (collectively, the “Key Employees”), which includes the NEOs. In making recommendations to the Board concerning the compensation package of a Key Employee, the Compensation Committee is to consider a number of factors, including:

-	the evaluation of the performance of the Key Employee;

-	the Corporation’s financial and operating performance;

-	whether the compensation package reflects an appropriate balance between short and longer-term incentives and if it is in line with the interests of Shareholders;

-	the competitiveness of the compensation package, including the value of similar incentive awards paid to equivalent officers and positions at comparable companies; and

-	any awards given to the Key Employee in previous years.

The Board approves the compensation packages further to recommendations made by the Compensation Committee. For additional information on the Compensation Committee, see subsection entitled “Compensation Committee” of this Circular, at page 41.

Further to the listing of the Corporation’s Shares on the TSX as of November 2020 and on the Nasdaq Exchange as of March 2021, the Compensation Committee was established by the Board. Over the course of 2021, the work of the Compensation Committee focused on, among other things:

-	identifying the Compensation Committee responsibilities stemming from the TSX and Nasdaq rules, securities laws and committee charter;

-	evaluating and adjusting the annual salary of the CEO;

-	developing bonus award guidelines for the CEO, which aims to guide the Board in determining any bonus payments in cash and in securities to be made to the latter based on several criteria, including the Corporation’s market capitalization; and

-	reviewing and adjusting the compensation guidelines for directors.

ELEMENTS OF EXECUTIVE COMPENSATION

In compensating its Executive Officers, the Corporation currently employs a combination of annual compensation in the form of: (i) base salaries, (ii) short-term incentives in the form of bonuses, (iii) option-based awards; and (iv) benefits and perquisites. The following summarizes how each element is considered by the Board and forms or not part of the compensation package of the NEOs.

(i)            Base Salaries – Salaries form an essential component of the Corporation’s compensation package as they are the first base measure to compensate performance as well as to remain competitive relative to peers in the industry. Base salaries are fixed and therefore not subject to uncertainty and are used as the basis to determine other elements of compensation and benefits. NEOs have employment agreements with the Corporation and are paid an annual salary that also takes into account their existing professional qualifications and experience. The CEO reviews on an annual basis the performance and salaries of the NEOs based on objectives established by him, in support of the business objectives of the Corporation determined by the Board. The Compensation Committee is responsible for reviewing the CEO’s recommendations, as applicable, with respect to the amount of compensation to be provided to the NEOs. The Compensation Committee is responsible for recommending annual performance goals for the CEO, evaluating the performance of the CEO against such applicable performance goals and recommending any necessary adjustments to the CEO’s level of compensation based on this evaluation and any other relevant assessment, information or metrics.

(ii)            Bonuses – The payment of bonuses to employees of the Corporation is left to the discretion of the Board. The Board authorizes bonus payments to employees from time to time, for example, when the performance or involvement of the employees in particular projects have been outstanding.

(iii)            Option-Based Awards – The granting of options is to act as a variable component of compensation intended to attract, motivate and reward the executive officers and directors of the Corporation in advancing the success and interests of the Corporation. In determining the number of options to be granted under the Corporation’s Option Plan, the Committee and Board gives consideration to, among other things, the individual’s current and potential contribution to the success of the Corporation as well as the relative position of the individual within the Corporation.

Additionally, the Corporation sometimes utilizes the grant of options upon hiring of new employees as an element of compensation designed to attract qualified personnel. The grant of options would typically be included in the terms of the particular individual’s employment offer letter and the number of options granted would depend on the Corporation’s level of desire to retain the particular individual, the particular responsibilities of the position and the individual’s level of experience. The exercise price of the stock options granted is generally determined by the market price at the time of grant. Please see subsection entitled “Summary of the Option Plan”, at page 35 of this Circular for further details regarding the Option Plan.

(iv)            Benefits and perquisites

The Corporation’s employee benefit program for employees and executive officers includes life, medical, dental and disability insurance. Perquisites are offered to executive officers, which include benefits linked to transportation and parking. The Corporation did not use benchmarking to determine these benefits.

The Corporation’s group retirement pension plan (the “Pension Plan”) is a deferred profit-sharing plan, created to allow the employees and executive officers to accumulate capital for their retirement. The Pension Plan was established for all employees who, in the opinion of the Board, have materially and significantly contributed to the prosperity and profits of the Corporation. According to the Pension Plan, the Corporation is required to contribute out of the profits of the Corporation, to a maximum amount of 2% of the employee’s base salary. The Corporation’s contribution will be such amount which, in the opinion of the Board, is warranted by the profits and overall financial position of the Corporation. The employees’ and the Corporation’s contributions are subject to the maximum eligible amount allowed for under the Income Tax Act (Canada). Employees choose, on their own, the financial products to invest their contributions and those of the Corporation.

The following table summarizes the contribution accounts of the NEOs:

Name	Accumulated value as at December 31, 2020 ($) (1)	Compensatory ($) (2)	Accumulated value as at December 31, 2021 ($) (3)
P. Peter Pascali	$45,353	$9,248	$67,517
Pierre Carabin	$24,534	$3,720	$34,149
Andre Mainella (4)	$0	$730	$0
Rodayna Kafal	$634	$2,578	$3,632
Sara-Catherine L. Tolszczuk (5)	$0	$0	$0
Benedek Simo (6)	$0	$0	$0
Michael Blank (7)	$0	$0	$0

Notes:

(1)	Represents the market value of the Pension Plan at December 31, 2020, including accumulated contributions, net investment income, less any withdrawals.

(2)	The Corporation paid contribution into the Pension Plan during 2021. This amount is matched by the employee, but not included in this amount.

(3)	Represents the market value of the Pension Plan at December 31, 2021, including accumulated contributions, net investment income, less any withdrawals.

(4)	Mr. Mainella appointed on October 4, 2021, as Chief Financial Officer of the Corporation and participated in the Corporation’s Pension Plan as of January 1, 2022.

(5)	Ms. Tolszczuk, Legal Counsel and Corporate Secretary does not participate in the Corporation’s Pension Plan.

(6)	Mr. Simo does not participate in the Corporation’s Pension Plan and ceased to act as Chief Financial Officer of the Corporation on September 17, 2021.

(7)	Mr. Blank does not participate in the Corporation’s Pension Plan and resigned as Director of the Corporation on March 10, 2021, and as Acting Chief Financial Officer of the Corporation on June 20, 2021.

PRESIDENT AND CEO COMPENSATION

Over the course of the year 2021, the Compensation Committee focused on reviewing the compensation package of the CEO.

In order to establish appropriate base salary level of the CEO, the Compensation Committee performed a benchmarking exercise with a comparator group composed on Canadian and US based companies. The comparator group was developed using the following procedure. A search was first conducted for Canada-based and US-based public companies with a market capitalization ranging between $440M and $1.4B and, operating in one of the following sectors: technology, industrial, non-cyclical consumers and, financial. Upon review of the business model of the 20 companies resulting from the search, it was determined appropriate to further consider only the 11 companies in the technology and industrial sectors. 2 companies out of the 11 had revenues in excess of $3.6B, which departed greatly from the situation of the Corporation. Therefore, said 2 companies were not further considered. Of the remaining 9 companies, 1 reported a compensation package for the CEO that diverged significantly from the others. Therefore, it was not further considered. The final comparator group was composed of 5 technology companies and 3 industrial companies, which reported, in average, an annual salary for their CEO of CAD $450,000. In light of this process, on recommendation of the Compensation Committee, it was resolved by the Board that the Corporation pay to the President and CEO an annual salary of $450,000. The decision was made retroactive to January 1st, 2021.

The Compensation Committee also analyzed the performance of the Corporation as well as the individual performance of the CEO and his contribution towards the implementation of the business strategy and achievement of corporate objectives for the purpose of recommending to the Board a bonus for the fiscal year 2021. In line with the recommendations of the Compensation Committee, the Board approved the payment to the CEO of a bonus composed of a cash payment of $2M and a grant of options under the Option Plan, which value, calculated at the time of the grant using a Black-Scholes model, was approximately $4M.

Finally, the Compensation Committee developed bonus guidelines which are aimed at incentivising the CEO to deliver short and long term results in line with Shareholder interests and, ensuring that the CEO’s compensation remains competitive. Further to a recommendation of the Compensation Committee, the Board adopted guidelines which purpose is to guide the Board over the course of the years 2022 to 2024 in the determining if a bonus should be paid to the CEO, the amount of said bonus and, the portion thereof that should be paid in cash and through the issuance of securities (the “CEO Bonus Guidelines”). The CEO Bonus Guidelines are based on the assumption that the Board’s decision to pay a bonus to the CEO in any given year and the amount of any such bonus should be determined in accordance with the growth of the Corporation’s market capitalization. In summary, the CEO Bonus Guidelines provide that a bonus will be paid to the CEO only if the average Share price for a specific quarter surpasses a specific threshold (the “Watermark”). The initial Watermark was determined by the Board to be 7,30$/Share. Any higher average Share price for a quarter will become the new Watermark. The amount of the bonus to be paid will be equal to one percent (1%) of the difference between the average market capitalization for the quarter and the market capitalization for the same quarter were it to be calculated with the Watermark Share price. While the determination and payment of a bonus to the CEO is to be done on a quarterly basis, the total amount of the bonus to be paid in one year, in cash, shall not exceed two (2) million dollars. Any excess amount earned according to the bonus formula shall be paid in securities which nature shall be determined from time to time by the Board.

OTHER NEOS’ COMPENSATION

The Compensation Committee is currently in the process of: i) reviewing the NEOs’ yearly evaluation of performance completed by the CEO and, ii) conducting an in-dept review of the base salaries, long term and short term incentives that compose their compensation packages.

Over the course of 2021, the Compensation Committee approved the compensation packages of the current CFO, Andre Mainella as well as a salary increase of the former Legal Counsel, Ms. Tolszczuk. The Committee also approved the payment of a cash bonus to the latter for the fiscal year 2021 in the amount of $6,000 and a grant of 100,000 options under the Corporation’s Option Plan.

NEO Compensation in 2021

SUMMARY OF NEO COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the three financial years ended respectively December 31, 2019, December 31, 2020, and December 31, 2021, in respect of the NEOs.

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)(2)	Total compensation ($)
P. Peter Pascali, Chief Executive Officer	2021	$373,442	N/A	$4,846,595	N/A	N/A	$67,517	$2,040,548	$7,328,103
	2020	$355,933	N/A	$3,835,000	N/A	N/A	$45,353	$1,404,095	$5,640,381
	2019	$240,000	N/A	$0	N/A	N/A	$29,649	$11,826	$281,475
Pierre Carrabin, CTO & Chief Strategist	2021	$185,020	N/A	$0	N/A	N/A	$34,149	$1,416	$220,585
	2020	$171,599	N/A	$73,750	N/A	N/A	$24,534	$6,519	$276,402
	2019	$168,000	N/A	$0	N/A	N/A	$19,325	$1,367	$188,692
Andre Mainella, Chief Financial Officer(3)	2021	$36,514	N/A	$332,632	N/A	N/A	$0	$181	$369,328
	2020	$0	N/A	$0	N/A	N/A	$0	$0	$0
	2019	$0	N/A	$0	N/A	N/A	$0	$0	$0
Rodayna Kafal, Vice President, Investor Relations and Strategic Business Development	2021	$127,727	N/A	$0	N/A	N/A	$3,632	$24,892	$156,251
	2020	$98,588	N/A	$233,750	N/A	N/A	$634	$10,807	$343,779
	2019	$31,712	N/A	$0	N/A	N/A	$0	$1,056	$32,767
Sara-Catherine L. Tolszczuk, Legal Counsel/Corporate Secretary	2021	$123,858	N/A	$497,531	N/A	N/A	$0	$6,000	$627,389
	2020	$55,231	N/A	$295,000	N/A	N/A	$0	$5,000	$355,231
	2019	$0	N/A	$0	N/A	N/A	$0	$0	$0
Benedek Simo, Former Acting Chief Financial Officer(4)	2021	$43,876	N/A	$0	N/A	N/A	$0	$0	$43,876
	2020	$0	N/A	$0	N/A	N/A	$0	$0	$0
	2019	$0	N/A	$0	N/A	N/A	$0	$0	$0
Michael Blank, Former Acting Chief Financial Officer(5)	2021	$3,500	N/A	$0	N/A	N/A	$0	$0	$3,500
	2020	$30,000	N/A	$295,000	N/A	N/A	$0	$0	$325,000
	2019	$8,500	N/A	$68,000	N/A	N/A	$0	$0	$76,500
Alan Curleigh, Former Acting Chief Financial Officer(6)	2021	$0	N/A	$0	N/A	N/A	$0	$0	$0
	2020	$0	N/A	$0	N/A	N/A	$0	$0	$0
	2019	$46,750	N/A	$0	N/A	N/A	$0	$0	$46,750

Notes:

(1)	Represents the total grant date fair value of options granted and may not represent the amounts the recipient will actually realize from the awards. The fair value of the options has been estimated at the date of the grant in accordance with IFRS using a Black-Scholes option pricing model.

(2)	Includes group insurance amounts, bonuses, and director compensation.

(3)	Mr. Mainella is the Chief Financial Officer since October 4, 2021.

(4)	Mr. Simo ceased to act as Chief Financial Officer of the Corporation on September 17, 2021.

(5)	Mr. Blank ceased to act as Chief Financial Officer of the Corporation on June 20, 2021, and director on March 10, 2021. Mr. Blank earned $3,500 for his Board and corporate related services in 2021.

(6)	Mr. Curleigh ceased to act as Chief Financial Officer of the Corporation and Chair of the Board of Directors of the Corporation in September 2019; In the year ended December 31, 2021, Mr. Curleigh earned $Nil for his Board and corporate related services in 2021.

INCENTIVE PLAN AWARDS

The following table provides information regarding the incentive plan awards for each NEO with the Corporation as of December 31, 2021.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price		Option expiration date	Value of unexercised in- the-money options ($)(1)		Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
P. Peter Pascali (2)	2,400,000 1,300,000 150,000 1,920,000	$ $ $ $	0.58 4.41 8.47 3.13	Nov 3, 2022 July 16, 2025 April 6, 2026 Dec 17, 2026	$ $ $ $	6,600,000 0 0 384,000	N/A	N/A
Pierre Carabin(3)	40,000 25,000	$ $	0.52 4.41	Oct 29, 2023 July 16, 2025	$ $	112,400 0	N/A	N/A
Andre Mainella(4)	100,000		$5.04	Oct 14, 2026		$0	N/A	N/A
Rodayna Kafal(5)	25,000 50,000	$ $	4.41 4.00	July 16, 2025 Oct 26, 2025	$ $	0 0	N/A	N/A
Sara-Catherine L. Tolszczuk(6)	100,000 100,000	$ $	4.41 6.70	July 16, 2025 June 14, 2026	$ $	0 0	N/A	N/A

Notes:

(1)	Based on the closing price of Shares of the Corporation on the TSX on December 31, 2021, of C$3.33 per Common Share.

(2)	In accordance with Mr. Pascali’s Option Agreement dated November 3, 2017, his options to purchase 2,400,000 Common Shares vest as follows: 50% vested on November 3, 2017, and 50% vested on November 3, 2018. In accordance with Mr. Pascali’s Option Agreement dated July 16, 2020, his options to purchase 1,300,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vested on July 16, 2021, 25% vests on July 16, 2022, and the final 25% will vest on July 16, 2023. In accordance with Mr. Pascali’s Option Agreement dated April 6, 2021, his options to purchase 150,000 Common Shares vest as follows: 100% vested on April 6, 2021. In accordance with Mr. Pascali’s Option Agreement dated December 17, 2021, his options to purchase 1,920,000 Common Shares vest as follows: 100% vested on December 17, 2021.

(3)	In accordance with Mr. Carabin's Option Agreement dated October 29, 2018, his options to purchase 100,000 Shares vest as follows: 10% vested on October 29, 2018, 20% will vested on October 29, 2019, 30% on October 29, 2020, and the final 40% on October 29, 2021. In accordance with Mr. Carabin's Option Agreement dated July 16, 2020, his options to purchase 25,000 Shares vest as follows: 50% vested on July 16, 2020, and 50% vested on July 16, 2021.

(4)	In accordance with Mr. Mainella’s Options Agreement dated October 14, 2021, his options to purchase 100,000 Shares vest as follows: 10% vested on October 14, 2021, 20% vest on October 14, 2022, 30% vest on October 14, 2023, and the final 40% will vest on October 14, 2024.

(5)	In accordance with Ms. Kafal's Option Agreement dated July 16, 2020, her options to purchase 25,000 Shares vest as follows: 50% vested on July 16, 2020, and 50% vested on July 16, 2021. In accordance with Ms. Kafal’s Options Agreement dated October 26, 2020, her options to purchase 50,000 Shares vest as follows: 25% vested on October 26, 2020, 25% vested on October 26, 2021, 25% vests on October 26, 2022, and the final 25% will vest on October 26, 2023.

(6)	In accordance with Ms. Tolszczuk’s Options Agreement dated July 16, 2020, her options to purchase 100,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vested on July 16, 2021, 25% vest on July 16, 2022, and the final 25% will vest on July 16, 2023. In accordance with Ms. Tolszczuk’s Options Agreement dated June 14, 2021, her options to purchase 100,000 Common Shares vest as follows: 25% vested on June 14, 2021, 25% vest on June 14, 2022, 25% vest on June 14, 2023, and the final 25% will vest on June 14, 2024.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

Name	Option-based Awards - Value vested during the year ($) (1)	Share-based awards - Value vested during the year ($)	Non- equity incentive plan compensation - Value earned during the year ($)
P. Peter Pascali	$352,150	NA	NA
Pierre Carabin	$168,775	NA	NA
Andre Mainella	$100	NA	NA
Rodayna Kafal	$13,875	NA	NA
Sara-Catherine L. Tolszczuk	$32,500	NA	NA
Michael Blank	$0	NA	NA

Notes:

 (1) Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the market price of Shares at exercise and the exercise price of the options on the vesting date).

Shareholder Return

The graph below shows the cumulative total return on a $100 investment on December 31, 2016, in Shares and the cumulative total return of the S&P/TSX Composite Index over the five-year period ending December 31, 2021.

CUMULATIVE TOTAL SHAREHOLDER RETURNS (CAD$)

The performance graph above illustrate that PyroGenesis has outperformed the S&P/TSX Composite Index over the five most recently completed financial years of the Corporation. PyroGenesis’ performance has aligned with the S&P/TSX Composite Index at differing points in the periods, while averaging approximately, 218% growth over the first 4 years, with 2020 being the year where the performance growth rate separated itself from the S&P/TSX Composite Index. The Corporation showed a growth rate of -8% when comparing 2021 vs 2020 and accumulative shareholder return of 1,565% over 5 years, with PyroGenesis’ stock price closing at $3.33 in 2021 vs $3.61 in 2020 and $0.20 in 2016. There is a correlation between the total compensation of the NEOs to the Corporation five-year common share price trend because long-term incentive compensation constitutes a significant portion of their respective total compensation. The Corporations share price performance does, however, have a significant impact on the NEOs net realizable pay.

Assessment of Risk Related to Corporation’s Compensation Practices and Policies

The Board has not considered the implications of the risks associated with the Corporation’s compensation practices and policies.

Permissions Related to the Purchase of Specific Financial Instruments

The Corporation does not currently have a policy which prohibits an NEO or director from purchasing financial instruments including, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Termination Benefits

During the financial year ended December 31, 2021, the Corporation had employment agreements with the following NEOs: Mr. Pascali, Mr. Carabin, Mr. Mainella, Ms. Kafal and Ms. Tolszczuk.

The NEOs employment agreements provide that if the Corporation wishes to terminate their employment for any reason other than for cause, death, disability or upon change of control of the Corporation, the NEOs shall be entitled to a three (3) months’ notice.

ESTIMATED INCREMENTAL PAYMENTS ON TERMINATION WITHOUT CAUSE

Name (1)	Base Salary	Severance Period (# of months)	Total Payment
P. Peter Pascali	$450,000	12	$450,000
Pierre Carabin	$181,692	12	$181,692
Andre Mainella (2)	$175,000	12	$175,000
Rodayna Kafal	$120,000	3	$40,000
Sara-Catherine L. Tolszczuk	$125,000	3	$41,667

Notes;

(1)     NEOs terminated without cause are not entitled to a bonus.

(2)     Mr. Mainella is the Chief Financial Officer since October 4, 2021.

NON-COMPETITION AND NON-SOLICITATION

As per their employment agreements, the NEOs are bound by non-competition and non-solicitation of clients and employees clauses for up to one (1) year following the termination of their employment with the Corporation.

EXERCISE OF OPTIONS

In addition, a NEO’s stock option(s) are exercisable for a period of ninety (90) days if the NEO ceases to be a Participant as defined in the Option Agreement, and in no event after the expiry date of the option. Please see subsection entitled “Summary of the Option Plan”, at page 35 for further details regarding the Option Plan.

Financial Risk Management

The Corporation’s compensation practices alleviate risk by having a balance of short-term and long-term compensation. For example, it is normal practice for the Corporation, when granting options to employees, to subject said options to a vesting schedule spanning over three years, which allows for continued appreciation and does not jeopardize the Corporation.

Compensation Consultants and Advisors

There were no compensation consultants or advisors retained by the Corporation during the financial year ended December 31, 2021.

External Management Companies

There are currently no contracts with external management companies in effect.

Director Compensation

Directors Fees Guidelines

On September 15, 2021, the Board adopted Board of Directors & Committees Annual and Per Diem Fees and Reimbursable Expenses Guidelines (the “Guidelines”), which replace the previous Board of Directors Per Diem, Annual Retainer Application and Reimbursable Expense Guidelines that had been adopted in October 2020. The Guidelines reflect the recommendations of the Compensation to the Committee with regards to the compensation of the directors. Director compensation is composed of three elements: (i) the Annual Fee; (ii) Stock Options and; (iii) Per Diem Fees.

The Annual Fee – Each director of the Corporation is entitled to receive, for accepting their appointment as Board member of the Corporation, and as compensation for the incidental time spent on Board matters throughout the year, an annual fee of $10,000 (the “Annual Fee”). The Annual Fee is paid in tranches of $2,500 per financial quarter. Should the involvement of a director cease as a result of their resignation, non-reappointment or incapacity during one quarter, they are to be paid in proportion to the number of days of involvement during the quarter, before the acceptation of their resignation by the Board, the date of the non-reappointment or the date the incapacity has been recognized by the Board. Should a director’s involvement be terminated by the Board for whatsoever reason, they shall not receive compensation for the quarter during which the termination occurred. Executives who are also directors are entitled to the payment of the Annual Fee.

Stock Options – Each director acting as chair of a Board committee is entitled to receive, on the first trading day of a financial year, 100,000 options, priced at the last day of trading of the previous year and which all vest immediately. The Chair of the Board is entitled to receive 150,000 options, priced at the last day of trading of the previous year and which all vest immediately.

Per Diem Fees – Directors, including those who are also executives of the Corporation, are paid predetermined, fixed-fees as compensation for their preparation for and attendance to Board and committee meetings and any annual or special meetings of the Shareholders (“Per Diem Fees”). The Guidelines provide that Per Diem Fees for quarterly Board, annual and/or special Shareholder meetings held in person are $2000/day. When such meetings are held by teleconference, directors are to be paid Per Diem Fees equivalent to $1000/day. Per Diem Fees for Board meetings, other than quarterly, are $1000/day if held in person and $500/day if they are held by teleconference. Per Diem Fees for committee meetings, whether held in person or by teleconference are $200/day. Directors may also claim additional fees equivalent to the meeting Per Diem Fees in the cases where: i) their attendance requires preparation in excess of four (4) hours and; ii) their attendance to the meeting requires travel in excess of five (5) hours. Only one Per Diem Fee can be claimed if a day of preparation of more than four (4) hours is also a travel day. The Guidelines further provide that the directors be compensated $2000/day of work, completed outside of preparation hours at the request of the Chair of the Board or of one of its committees.

No other remuneration is paid to the directors for their services, except as indicated herein and for reimbursements of reasonable out-of-pocket expenses incurred in connection with such duties. Directors are also eligible to participate in the Option Plan. Options have historically been granted, at the discretion of the Board, to new members of the Board, when they accept their directorship and, from time to time, when the Board determines that it is appropriate. Such grants are not covered by the Guidelines.

Director Compensation in 2021

SUMMARY OF DIRECTOR COMPENSATION

The table below discloses all amounts of compensation paid or accrued to the directors for the financial year ended December 31, 2021.

Name	Fee earned $	Share - based awards $	Option Based Awards (1)	Non-equity incentive plan compensation $	Pension Value $	All other compensation $	Total Compensation $
P. Peter Pascali (2)	$22,000	$0	$4,846,595	$0	$67,517	$2,018,548	$6,954,661
Rodayna Kafal (2)	$22,000	$0	$0	$0	$3,632	$2,892	$28,524
Robert Radin	$30,000	$0	$0	$0	$0	$18,548	$48,548
Andrew Abdalla	$26,000	$0	$753,113	$0	$0	$0	$779,113
Dr. Virendra Jha	$23,800	$0	$0	$0	$0	$0	$23,800
Rodney Beveridge	$24,200	$0	$0	$0	$0	$0	$24,200
Nannette Ramsey	$14,200	$0	$829,633	$0	$0	$18,548	$862,381
Ben Naccarato	$21,900	$0	$1,075,093	$0	$0	$18,548	$1,115,542
Michael Blank	$3,500	$0	$0	$0	$0	$0	$3,500
Total	$187,600	$0	$7,504,435	$0	$71,149	$2,077,085	$9,840,269

Notes:

(1)	Represents the total grant date fair value of options granted in the latest financial year and may not represent the amounts the recipient will realize from the awards. The fair value of the options has been estimated at the date of the grant in accordance with IFRS using a Black-Scholes option pricing model.

(2)	Mr. Pascali and Ms. Kafal, current directors, are NEOs of the Corporation. All incentive plan awards received by Mr. Pascali, Ms. Kafal and are reflected in the Incentive Plan Awards table for the NEO.

INCENTIVE PLAN AWARDS

The following table provides information regarding the incentive plan awards for each director outstanding during the financial year ended December 31, 2021:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Robert Radin(3)	100,000	$4.41	July 16, 2025	$0	N/A	N/A
	300,000	$0.51	July 3, 2023	$846,000	N/A	N/A
	100,000	$0.45	January 2, 2025	$288,000	N/A	N/A
Andrew Abdalla(4)	100,000	$4.41	July 16, 2025	$0	N/A	N/A
	100,000	$8.47	April 6, 2026	$0	N/A	N/A
	100,000	$3.61	December 30, 2026	$0	N/A	N/A
Dr. Virendra Jha(5)	100,000	$0.51	September 29. 2024	$282,000	N/A	N/A
	100,000	$4.41	July 16, 2025	$0	N/A	N/A
Ben Naccarato(6)	200,000	$8.47	April 6, 2026	$0	N/A	N/A
Nannette Ramsey(7)	200,000	$6.59	June 1, 2026	$0	N/A	N/A

Notes:

(1)	Mr. Pascali and Ms. Kafal are current Directors and NEOs of the Corporation. All incentive plan awards received by the director is reflected in the Incentive Plan Awards table for the NEO.

(2)	Based on the closing price of the Corporation’s Common Shares on the Exchange on December 31, 2021, of $3.33 per Common Share.

(3)	In accordance with Mr. Radin's Option Agreement dated July 16, 2021, his options to purchase 100,000 Common Shares vest as follows: 25% vested on July 16, 2021, 25% vest on July 16, 2022, 25% vest on July 16, 2023, and 25% vest on July 16, 2024.

(3)	In accordance with Mr. Abdalla’s Option Agreement dated July 3, 2018, his options to purchase 300,000 Common Shares vest as follows: 50% vested July 3, 2018, and 50% vested on July 3, 2019. In accordance with Mr. Abdalla’s Option Agreement dated January 2, 2020, his options to purchase 100,000 Common Shares vest as follows: 100% vested January 2, 2020. In accordance with Mr. Abdalla's Option Agreement dated July 16, 2020, his options to purchase 100,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vested on July 16, 2021, 25% vest on July 16, 2022, and 25% vest on July 16, 2023. In accordance with Mr. Abdalla’s Option Agreement dated April 6, 2021, his options to purchase 100,000 Common Shares vest as follows: 100% vested April 6, 2021. In accordance with Mr. Abdalla's Option Agreement dated December 30, 2021, his options to purchase 100,000 Common Shares vest as follows: 10% vested on December 30, 2021, 20% vest on December 30, 2022, 30% vest on December 30, 2023, and 40% vest on December 30, 2024.

(4)	In accordance with Dr. Jha’s Option Agreement dated September 29, 2019, his options to purchase 200,000 Common Shares vest as follows: 50% vested on September 29, 2019, and 50% vested on September 29, 2020. In accordance with Dr. Jha's Option Agreement dated July 16, 2020, his options to purchase 100,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vested on July 16, 2021, 25% vest on July 16, 2022, and 25% vest on July 16, 2023.

(5)	In accordance with Mr. Naccarato's Option Agreement dated April 6, 2021, his options to purchase 200,000 Common Shares vest as follows: 30% vested on April 6, 2021, 35% vest on April 6, 2022, and 35% vest on April 6, 2023.

(6)	In accordance with Ms. Ramsey's Option Agreement dated June 1, 2021, her options to purchase 200,000 Common Shares vest as follows: 25% vested on June 1, 2021, 25% vest on June 1, 2022, 25% vest on June 1, 2023, and 25% vest on June 1, 2024.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table provides information regarding the value vested or earned on incentive plan awards during the financial year ended December 31, 2021:

Name(1)	Option-based Awards - Value vested during the year ($) (2)	Share-based awards - Value vested during the year ($)	Non- equity incentive plan compensation - Value earned during the year ($)
Robert Radin	$16,750	NA	NA
Andrew Abdalla	$687,550	NA	NA
Dr. Virendra Jha	$16,750	NA	NA
Nannette Ramsey	$0	NA	NA
Ben Naccarato	$0	NA	NA

Notes:

(1)	Mr. Pascali and Ms. Kafal are current Directors and NEOs of the Corporation. All incentive plan awards received by the director is reflected in the Incentive Plan Awards table for the NEO.

(2)	Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the market price of Shares at exercise and the exercise price of the options on the vesting date).

SECTION 4 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY
COMPENSATION PLANS

Equity Compensation Plan Information

The only compensation plan of the Corporation under which equity securities are currently authorized for issuance is the Option Plan. At the Meeting, Shareholders will be invited to vote in favor of the approval of the LTIP, as more fully described in Section 2 of this Circular. Should the Shareholders approve the LTIP, the Option Plan will be superseded and replaced by the LTIP but all Options outstanding at the time of the Meeting will continue to be subject to the Option Plan. Should the LTIP not be approved by the Shareholders, the Option Plan will remain in force, with no modifications to its terms.

The Option Plan was amended in the month of May 2021 and the amendment were approved by the Shareholders at the Annual and Special Meeting of the Corporation’s Shareholders held on June 22, 2021.

The table below summarizes information in relation to the Shares reserved for issuance under the Option Plan as of December 31, 2021. As at December 31, 2021, there were 170,125,795 issued and outstanding shares.

Plan	Number of Securities to be issued upon exercise of outstanding options		Weighted average exercise price of outstanding options	Number of Securities remaining available for issuance
	#	%	$	#		%
Option Plan (approved by Shareholders)	8,403,000	4.94%	$3.10	8,609,579	(1)	5.06%
Option Plan (not approved by Shareholders)	N/A	N/A	N/A	N/A		N/A

Notes:

(1) Based on 10% of the Corporation’s issued and outstanding Common Shares as of the end of the Corporation’s most recently completed financial year.

As of the date hereof, there are 9,038,000 options of the Corporation outstanding (5.31% of the current issued and outstanding Shares of the Corporation).

Summary of The Option Plan

The purpose of the Option Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation (including any subsidiaries) and service providers retained by the Corporation to acquire Shares, thereby: increasing the proprietary interests of such persons in the Corporation; aligning the interests of such persons with the interests of the Corporation's shareholders generally; encouraging such persons to remain associated with the Corporation; and furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

Members the Board, senior officers and employees of the Corporation (or of any subsidiary of the Corporation), as well as services providers of the Corporation, are eligible to participate in the Option Plan (each, a “Participant”).

Under the Option Plan, the Board has to authority to grant options to the Participants, determine the terms, limitations, restrictions and conditions respecting each grant of options and interpret the Option Plan. It may also, at its discretion, delegate to a committee of the Board consisting of not less than three directors all or any of the powers conferred on the Board pursuant to the Option Plan.

The aggregate number of Shares reserved for issuance under the Option Plan, or any other plan or security based compensation agreement of the Corporation, shall not exceed ten percent (10%) of the total number of issued and outstanding Shares from time to time (calculated on a non-diluted basis).

The following table provides the number of Options granted in 2019, 2020 and 2021 (burn rate) under the Option Plan expressed as a percentage of the weighted average number of outstanding Shares for the applicable year.

Plan	Option Granted	Weighted Average Number of Outstanding Shares	Burn Rate (%)
2021	2,970,000	166,645,546	1.78%
2020	2,810,000	148,315,445	1.89%
2019	400,000	137,382,323	0.29%

The Option Plan provides that the number of Shares that may be acquired under an option granted to a Participant shall be determined by the Board, at the time the option is granted, provided that the aggregate number of Shares:

(a)     reserved for issuance to any one Participant, together with such Participant's participation in any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis);

(b)     (i) issuable, at any time, or; (ii) issued, within any one year period, to all Insiders (as a group), under this Plan or combined with all of the Corporation’s other security based compensation arrangements, shall not exceed ten percent (10%) of the Corporation’s total issued and outstanding Shares, respectively (calculated on a non-diluted basis) (the “Insider Participation Limit”).

The Board establishes the exercise price at which Shares may be purchased pursuant to the exercise of a granted option, which must in all cases be not less than the closing price of the Shares on the TSX on the business day immediately prior to the date of grant.

The term during which an option may be exercised is determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the at its discretion, provided that no option shall be exercisable for a period exceeding five (5) years from the date the option is granted unless otherwise specifically provided by the Board and authorized by the TSX.

If a Participant ceases to be a member of the Board, senior officer, employee or service provider of the Corporation or any subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement, his or her option vested will terminate on the earlier of the date of the expiration of the option and, 90 days after the date such Participant ceases to be a member of the Board, senior officer, employee, or service provider of the Corporation, or of any subsidiary of the Corporation. If such cessation or termination is by reason of substantial breach or cause on the part of the Participant, the options shall be automatically terminated forthwith and shall be of no further force or effect.

In the event of the death, permanent disability or normal retirement of a Participant, any option previously granted to such Participant shall be exercisable until the end of the option term determined by the Board at the date of the grant or until the expiration of 12 months or a period determined by the board, after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier. In the event of death or permanent disability only, the exercise may be done by the Participant or persons to whom the Participant's rights under the option shall pass by the Participant's will or by applicable law; and to the extent that the Participant was entitled to exercise the option, as at the date of his death or permanent disability.

The expiry date of outstanding options held by Participants which may expire during a restricted trading period imposed by the Corporation in accordance with applicable securities laws (a “Blackout Period”), will be extended for a period ending on the tenth business day after the expiry date of the Blackout Period.

In the event the Corporation accepts an offer to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of the Corporation's outstanding Shares accept an offer made to all or substantially all of the holders of the Shares to purchase in excess of 50.1 % of the current issued and outstanding Shares, then all of the vested options shall, without any further action on behalf of the Corporation, be automatically vested. Each Participant shall thereafter be entitled to exercise all of such options within the twenty (20) day period next following the date of acceptance by the Corporation and to determine that upon the expiration of such twenty (20) day period, all rights of the Participant to such Options or to the exercise of same (to the extent not theretofore exercised) shall ipso facto terminate and have no further force or effect whatsoever;

In the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding option may be exercised as to all or any part of the optioned Shares in respect of which the Participants would have been entitled to exercise the option in accordance with the provisions of the Plan at the date of the Plan of any such sale at any time up to and including, but not after the earlier of: (A) the close of business on that date which is thirty (30) days following the date of completion of such sale:

and (B) the close of business on the expiration date of the option; but the Participant shall not be entitled to exercise the option with respect to any other optioned Shares;

Options accruing to any Participant in accordance with the terms and conditions of the Option Plan are not transferable or assignable except, where qualified, to a registered retirement or similar plan where the Participant is the annuitant thereof, or to a family trust controlled by the Participant.

The Board may, at any time, with the approval of the Exchange, but without the consent of the Participants (except if expressly required hereafter) nor the approval of the shareholders, amend the Option Plan or options granted under the Option Plan, as it may deem necessary, including the following, without limitation:

(i)	make minor changes to the Option Plan, of a “housekeeping” nature;

(ii)	amend the Option Plan, with respect to:

•	the maximum term which may be ascribed to options, provided that the term chosen during which an option is exercisable does not exceed ten (10) years from the date the option is granted;

•	the vesting period of the options;

•	the exercise method and frequency of the options;

•	the method of determining the exercise price of the option;

•	the assignability and transferability of the options; and

•	the effects of a Participant ceasing to be a Director, Officer, Employee or Service Provider of the Corporation on the options granted to them;

(iii)	modify the categories of Participants designated in the Option Plan as eligible to participate under the Option Plan;

(iv)	reduce the exercise price of an option granted to a Participant to its benefit, provided that such option is not held by an Insider;

(v)	accelerate the vesting or extend the term of any option granted, provided that: a) such option is not held by an Insider and; b) the term during which the option becomes exercisable does not exceed the maximum term determined in the Option Plan; and

(vi)	decelerate the vesting, reduce the option or augment the exercise price of any option granted, provided that the Participant’s written consent is obtained.

The Board may amend the Option Plan or options granted under the Option Plan, at any time, with the approval of the Exchange and with the approval of the shareholders, but without the consent of the Participants (except as explicitly required hereafter) to:

(i)	reduce the exercise price of an option benefiting an Insider;

(ii)	accelerate the vesting or extend the term of any option granted to an Insider, provided that the period during which the option becomes exercisable does not exceed the maximum term determined in the Option Plan;

(iii)	amend, remove or exceed the Insider Participation Limit;

(iv)	increase the maximum number of Shares issuable under the Option Plan, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such Shares; or

(v)	amend any amendment provision of the Option Plan.

The Option Plan does not provide for the Participant’s ability to transform a stock option into a stock appreciation right involving an issuance of securities from treasury.

Financial assistance may not be provided to Participants under the Option Plan.

SECTION 5- STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

Board Mandate

The Board is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Corporation.

The Board of the Corporation does not have a written mandate. Its responsibilities include: providing vision, mission and goals for the Corporation; taking strategic decisions; establishing and adjusting the governance systems of the Corporation; supervising the management of the Corporation’s business and affairs in the interests of the Shareholders; continually monitoring the integrity of the Corporation, its officers and employees; evaluating and determining the compensation of the CEO and; reviewing the performance and compensation of senior officers. The Board may create and mandate different committees to carry out specific functions.

Board Composition

As of the date hereof, the Board is composed of seven (7) directors, Messrs. P. Peter Pascali, Robert Radin, Andrew Abdalla, Ben Naccarato, Dr. Virendra Jha, Ms. Rodayna Kafal and Ms. Nannette Ramsey. Mr. Radin is the Lead Independent Director of the Corporation. The Lead Independent Director notably has the responsibility of ensuring that: i) the Board discharges its responsibilities; ii) the Board evaluates the performance of management objectively and that; iii) the Board understands the boundaries between the responsibilities of the Board and of management.

The independent members of the Board are Messrs. Radin, Abdalla, Naccarato, and Dr. Jha as well as Ms. Ramsey, within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian Securities Administrators. The non-independent members of the Board are Mr. Pascali (current President and Chief Executive Officer of the Corporation) and Ms. Rodayna Kafal (current Vice President, Investor Relation and Strategic Business Development) Mr. Pascali and Ms. Kafal have been determined to be non-independent within the meaning of NI 58-101 by virtue of their position as current executive officers of the Corporation.

The Board is of the opinion that the current size is adequate, given the purpose of the Corporation, and will further the efficiency of its deliberations, while ensuring a diversity of opinion and experience. The Corporation believes that each and every current director is eager to fulfil his obligations and assume his responsibilities in the best interests of the Corporation and of all the Shareholders and not in the best interests of himself or a particular group of Shareholders.

Currently, no directors serve on the board of reporting issuers other than the Corporation.

Board Meetings

The Board held eighteen (18) meetings during the financial year ended December 31, 2021. The members of the Board and their attendance are set forth below.

Board of Directors
Name of Director	Independent(1)	Meeting Attendance
P. Peter Pascali	No(2)	18/18
Robert Radin	Yes	18/18
Andrew Abdalla	Yes	18/18

Board of Directors
Name of Director	Independent(1)	Meeting Attendance
Nannette Ramsey	Yes	6/18(3)
Ben Naccarato	Yes	11/18(4)
Dr. Virendra Jha	Yes	18/18
Rodayna Kafal	No(5)	18/18
Rodney Beveridge	Yes	18/18

Notes:

(1)	To be considered independent, a member of the Board must not have any direct or indirect or “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(2)	Mr. Pascali is the President and CEO of the Corporation.

(3)	Ms. Ramsey was appointed as a member of the Board on May 18, 2021. She has attended all Board meetings in 2021 further to her appointment.

(4)	Mr. Naccarato was appointed as a member of the Board on March 3, 2021. He has attended all Board meetings in 2021 further to his appointment.

(5)	Ms. Kafal is the VP – Investor Relations and Strategic Business Development of the Corporation.

The independent directors did not hold any regularly scheduled meetings during the financial year ended December 31, 2021, at which non-independent directors and members of management were not in attendance. To facilitate open and candid discussion among its independent directors, the independent directors are encouraged to ask questions and to review related matters. In addition, any item which could involve a potential conflict of interest among one or more directors is voted on by those directors that are not related to the conflict in question. It is anticipated that independent directors’ meetings will be held as deemed appropriate during the current financial year.

Orientation and Continuing Education

While the Corporation does not have a formal orientation and training program, new Board members are provided with: information regarding the functioning of the Board; information regarding the nature and operation of the business of the Corporation; access to recent, publicly filed documents of the Corporation; and, access to management.

New directors of the Corporation are also provided with insight from other Board members and management regarding the contribution which they are expected to make to the Board in terms of both time and resource commitments. Board members are also encouraged to communicate with management, auditors, technical experts and consultants to keep themselves current with industry trends and developments and changes in legislation; and to attend related industry seminars and visit the Corporation’s operations, to ensure that each member of the Board maintains the skill and knowledge necessary to meet their obligations as directors.

Board and CEO Position Descriptions

The Board has not developed written position descriptions for the chair of the Board. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee all have written descriptions of the responsibilities of the member holding the chair position. The chair of the Board and the chair of each committee are responsible for leadership of the Board and committee, including the preparation of the agenda in consultation with the Board and committee members, and members of management, presiding the meetings, assigning specific tasks to the members, and in the case of committee chairs, reporting the committee findings to the Board.

The Board and CEO have not developed a written position description for the CEO. The Board entrusts the CEO notably with the responsibility of managing the day-to-day operations of the Corporation, as well as determining short-term and long-term goals for the Corporation and presenting strategic decisions to the Board for the latter to vote on.

Board and Senior Executive Diversity

The directors are appointed to serve on the Corporation’s Board in reason of their background, skills and aptitudes that the Board identifies, from time to time, as being most useful and important to serve the Corporation, whether or not they are part of a “designated group”, defined in the Canada Business Corporations Act as comprising women, Aboriginal peoples, persons with disabilities and members of visible minorities. For this reason, the Corporation has not adopted a written diversity policy stating specific targets related to the appointment of individuals of designated groups, as directors or members senior management. Notwithstanding the foregoing, the Board does value social diversity and professional diversity, recognizing that they are both important for increasing the variety of perspectives represented on the Board. There are currently two women directors on the Board (representing 28.6% of the Board), one of which is also part of management and two directors who are members of visible minorities (representing 28.6% of the Board), one of which is also part of management.

Director Term Limits

The Corporation has not set specific term limits for the directors on its Board. The Board and more specifically the Nominating and Corporate Governance Committee are responsible for ensuring that the directors hold adequate qualifications to serve on the Board and for recommending the appointment or the end of the directorship of any member.

Ethical Business Conduct

All directors of the Corporation have the obligation to perform their duties and assume their responsibilities in the best interests of the Corporation. The Corporation expects all of its directors to comply with the laws and regulations governing its conduct and further is committed to promoting integrity and maintaining the highest standard of ethical conduct in all of its activities. The Board views good corporate governance as an integral component to the success of the Corporation and to meet its responsibilities to Shareholders. It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are made clear to all directors and senior officers of the Corporation.

The Board has adopted a written code of business conduct (the “Code of Conduct”) that applies to all of our officers, directors and employees and certain of our contractors, agents and other representatives acting on behalf of the Corporation. The objective of the Code of Conduct is to provide guidelines for maintaining our honesty, ethical behaviour, integrity and compliance with applicable laws and regulations. The Code of Conduct addresses conflicts of interest, outside employment and business activities, community activities, board appointments, personal gain, company confidential information, intellectual property, use of company assets, use of technology, discrimination and harassment in the work environment, fair employment practices, employee privacy and personal information, substance and alcohol abuse, health, safety and the environment, compliance with laws, gifts, benefits and entertainment, recording of transactions and reporting of financial information, use of written agreements, records retention and destruction, ethical competitive practices, crime and money-laundering prevention, dealing with persons outside the company and investigations and reporting any violations of law. The Board has ultimate responsibility for monitoring compliance with the Code of Conduct and it monitors compliance through the Nominating and Governance Committee. The Code of Conduct is available on the Corporation’s Website at www.pyrogenesis.com.

Nominating and Corporate Governance Committee

On February 12, 2021, the Board established a Nominating and Corporate Governance Committee, composed entirely of independent directors, which principle responsibilities are: developing the Corporation’s corporate governance policies and principles and providing governance leadership; identifying individuals qualified to be nominated as members of the Board; overseeing director orientation and continuing education; monitoring compliance with the Corporation’s Code of Business Conduct; reviewing the structure, composition and mandate of the Board committees; and evaluating the performance and effectiveness of the Board and of the Board committees. The other responsibilities of the Committee are disclosed in the Nominating and Corporate Governance Committee Charter, which is available on the Corporation’s Website at www.pyrogenesis.com.

The Nominating and Corporate Governance Committee assesses the Board composition and reviews annually the competencies, skills and qualities required of directors in order to add value to the Corporation, in light of the opportunities and risks facing the Corporation and the Corporation’s strategy. The Committee recruits and considers candidates for director as necessary in light of their assessment, having regard for the independence, background, employment and qualifications of possible candidates and the alignment of such candidate’s competencies, skills and personal qualities with the Corporation’s needs and shareholders’ interests. The Committee recommends candidates for director positions it determines adequate to the Board and the Board ultimately decides upon their appointment.

Compensation Committee

On February 12, 2021, the Board established a Compensation Committee’s. The current members of the Compensation Committee are Messrs. Radin, Naccarato and Abdalla, Dr. Jha and Ms. Ramsey, all of whom are independent directors. The mandate of the Compensation Committee is to assist the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the Chief Executive Officer of the Corporation, with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. The Committee shall also assist the Board in determining the adequate compensation for the directors of the Corporation. The other responsibilities of the Committee are disclosed in the Compensation Committee Charter, which is available on the Corporation’s Website at www.pyrogenesis.com.

Audit Committee

The overall purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Corporation’s financial statements and other relevant public disclosures, the Corporation’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors qualifications and independence and the performance of the internal audit function and the external auditors. The other responsibilities of the Audit Committee are disclosed in the Audit Committee Charter, which is available on the Corporation’s Website at www.pyrogenesis.com.

Audit Committee Composition

The current members of the Audit Committee are Messrs. Radin, Naccarato and Abdalla, all of whom are independent directors in accordance with National Instrument 52-110 – Audit Committee Governance (“NI 52-110”) and as determined under NASDAQ Listing Rule 5605(a)(2). In addition, all members of the Committee are “financially literate” within the meaning of Section 1.6 of NI 52-110 as a result of their prior financial experience in a management capacity or as a member of an audit committee of public companies or as a certified accountant performing audit services (see “Election of Directors – Biographies”). The Audit Committee meets the composition requirements set forth by NASDAQ Listing Rule 5605(c)(2).

The Audit Committee held six (6) meetings relating to the financial year ended December 31, 2021. The members of the Audit Committee and their attendance at those meetings are set forth below.

Audit Committee
Independent/Financially
Name of Director	Literate (2)(3)	Meeting Attendance
Andrew Abdalla(1)	Yes/Yes	5 of 5
Robert Radin	Yes/Yes	5 of 5
Ben Naccarato	Yes/Yes	4 of 5(4)

Notes:

(1)	Chair of the Audit Committee.

(2)	To be considered independent, a member of the Board must not have any direct or indirect or “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(4)	Mr. Naccarato was appointed as a member of the Audit Committee on March 10, 2021. He has attended all Audit Committee meetings in 2021 further to his appointment.

Relevant Education and Experience of the Audit Committee Members

For a description of the education and experience of the three (3) Audit Committee members, please see their respective biographies under subsection entitled “Biographies of Nominees”, starting at page 14. Their combined experience provides a valued contribution to the Audit Committee.

Each member of the Audit Committee has:

(a)	an understanding of the accounting principles used by the Corporation to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since the commencement of the Corporation’s year ended December 31, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval of Policies and Procedures

The Audit Committee of the Corporation has not adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee’s Charter, which is available on the Corporation’s Website at: www.pyrogenesis.com.

Disclosure Committee

The Disclosure Committee is governed by the Corporation’s Timely Disclosure, Confidentiality and Insider Trading Policy (the “Policy”). The current members of the Disclosure Committee are Mr. Pascali, President and CEO and Mr. Andre Mainella, CFO. The Legal Counsel of the Corporation is also normally part of the Disclosure Committee. The Disclosure Committee is responsible for the implementation of the Policy, with such functions as evaluating and determining the content and necessity for public disclosures, designing and evaluating the procedures and controls for timely disclosure of material information, and ensuring that all persons to whom the Policy applies understand their respective obligations to preserve the confidentiality of all undisclosed material information of the Corporation.

Assessments

The Board monitors the adequacy of information given to directors, the communication between the Board and management and the strategic direction and processes of the Board and its Committees, to satisfy itself that the Board, its committees and individual directors are performing effectively. As part of their review, the Board may review Committees’ respective mandates/charters and applicable corporate policies.

SECTION 6 – INDEBTEDNESS OF MANAGEMENT AND DIRECTORS

During the financial year ended December 31, 2021, no director, executive officer, proposed management nominee for director or associate of any director, executive officer or proposed management nominee for director of the Corporation was indebted to the Corporation, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation, including any securities purchase or program.

SECTION 7 – MANAGEMENT CONTRACTS

Management functions of the Corporation or any of its subsidiaries are not, to any substantial degree, performed by persons other than the directors and senior officers of the Corporation and its subsidiaries.

SECTION 8 – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer, proposed management nominee for director or person who, to the knowledge of the directors or officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all outstanding Shares of the Corporation, informed person or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation.

SECTION 9 – ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com. Inquiries including requests for copies of the Corporation’s financial statements and management’s discussion and analysis for the financial year ended December 31, 2021 may be directed to Mr. Pascali, President and CEO of the Corporation, at 514-937-0002.

Additional financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2021 which is also available on SEDAR.

SECTION 10 – APPROVAL

The contents and sending of this Circular have been approved by the Board of the Corporation.

DATED this 12th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF PYROGENESIS CANADA INC.

(signed) “P. Peter Pascali”
P. Peter Pascali Chair

SCHEDULE A – NAME CHANGE RESOLTUION

“BE IT RESOLVED, AS A SPECIAL RESOLUTION OF SHAREHOLDERS, THAT:

1.	PyroGenesis Canada Inc. (the “Corporation”) is authorized to file articles of amendment pursuant to the Canada Business Corporations Act (the “CBCA”) to change its name from “PyroGenesis Canada Inc.” to “PyroGenesis Inc.”, or such other name that the Board deems appropriate (the “Name Change”);

2.	notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation, without further notice to, or approval of, the shareholders of the Corporation, may determine, in their sole discretion, not to proceed with the Name Change or may, and are authorized and empowered to, revoke this special resolution at any time prior to the issuance of a certificate of amendment giving effect to the Name Change; and

3.	any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver, or cause to be delivered, articles of amendment for the Name Change pursuant to the CBCA, and to do and perform all such acts and things, sign such documents and take all such other steps as, in the opinion of such director or officer, may be considered necessary or desirable to carry out the purpose and intent of this resolution.”

SCHEDULE B – LONG TERM INCENTIVE PLAN

PYROGENESIS CANADA INC.
(the “Company”)

LONG TERM INCENTIVE PLAN

ARTICLE 1
PURPOSE

1.1	Purpose

The purpose of the Plan is to provide the Company with a mechanism to attract, retain and motivate qualified Employees, Consultants and Directors of the Company and its Designated Affiliates, to reward such Employees, Consultants and Directors who are granted Awards under the Plan by the Board from time to time for their contributions toward the long term goals and success of the Company and to enable and encourage such Employees, Consultants and Directors to acquire Shares as long term investments and proprietary interests in the Company.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means, with respect to any Person, any Person directly or indirectly Controlling, Controlled by or under common Control with such Person;

“Annual Retainer Fees” means the annual retainer which a Director is entitled to receive in a fiscal year for service on the Board, including the annual retainer which a Director is entitled to receive for service as chair of the Board or as chair or a member of any of the Board’s committees, and all fees for attending meetings of the Board or any committee thereof;

“Award” means any Option (including any ISO), Share Appreciation Right, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Other Share-Based Awards granted under the Plan;

“Award Agreement” means a written notice from the Company to a Participant or a signed, written agreement between a Participant and the Company, in a form approved by the Board, evidencing the terms and conditions on which an Award has been granted under the Plan and which need not be identical to any other such notices or agreements;

“Blackout Period” means a trading blackout period formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information. A Blackout Period does not include any period during which the Company is subject to a cease trade order (or similar order under Securities Laws) in respect of the Company’s securities;

“Board” means the board of directors of the Company;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in Montreal and Toronto are open for commercial business during normal banking hours;

“Cause” means:

(a)	with respect to a particular Employee:

(i)	“cause” or “serious reason” as such term is defined in the Award Agreement or the Employee’s written employment agreement with the Participant’s Employer (provided that if such term is defined in both the Award Agreement and the Employee’s written employment agreement, the definition in the Award Agreement shall govern); or

(ii)	in the event that (i) does not apply, then “cause” shall refer to circumstances where an employer can terminate an individual’s employment without notice or payment whatsoever;

(b)	with respect to a particular Consultant:

(i)	“cause” or “serious reason” as such term is defined in the Award Agreement or the Consultant’s written services agreement with the Company or its Designated Affiliate (provided that if such term is defined in both the Award Agreement and the Consultant’s written services agreement, the definition in the Award Agreement shall govern); or

(ii)	in the event that (i) does not apply, then “cause” shall refer to circumstances, as described in the written agreement between the Company or a Designated Affiliate and the Consultant, or as provided for pursuant to applicable law, where the Company or Designated Affiliate may terminate the Consultant’s engagement without notice or payment whatsoever;

“CEO” means the Chief Executive Officer of the Company;

“Change in Control” means the occurrence of any one or more of the following events:

(a)	any transaction, or series of related transactions, at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert (other than the Company or a wholly-owned subsidiary of the Company) hereafter acquires the direct or indirect “beneficial ownership” (as defined under applicable Securities Laws) of, or acquires the right to exercise control or direction over, securities of the Company representing more than 50% of the then issued and outstanding voting securities of the Company, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, lease, exchange, assignment or other disposition or transfer, in a single transaction or a series of related transactions, of all or substantially all of the assets of the Company to a Person other than a wholly-owned subsidiary of the Company;

(c)	the dissolution or liquidation of the Company, other than in connection with the distribution of assets of the Company to one or more Persons which were wholly-owned subsidiaries of the Company prior to such event;

(d)	the Board determines that a Change in Control shall be deemed to have occurred in such circumstances as the Board shall determine;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction or series of transactions set forth in clause (a), (b), (c) or (d) above (the “Transaction”): (A) the holders of securities of the Company that immediately prior to the consummation of such transaction(s) represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Company hold (x) securities of the entity resulting from the Transaction (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Parent Entity, and (B) no Person or group of two or more Persons acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such Transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Company” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the province, state or jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, or any successor statute or statutes thereto. Reference to any specific Code section shall include any successor section;

“Committee” means the Compensation Committee or such other committee appointed by the Board to administer the Plan, or if no committee is appointed, the Board;

“Company” means PyroGenesis Canada Inc.;

“Consultant” means an individual or a consultant company, other than an Employee or a Director, that:

(a)	is engaged to provide services on a bona fide basis to the Company or a Designated Affiliate, other than services provided in relation to a distribution of securities of the Company or a Designated Affiliate;

(b)	provides the services under a written contract with the Company or a Designated Affiliate; and

(c)	spends or will spend no less than one (1) year and a significant attention on the affairs and business of the Company or a Designated Affiliate.

For the purposes of this definition, “consultant company” means, with respect to an individual Consultant, (i) a company of which the individual Consultant is an employee or shareholder; or (ii) a partnership of which the individual consultant is an employee or partner;

“Control” means the relationship whereby a Person is considered to be “Controlled” by a Person if:

(a)	in the case of a Person,

(i)	voting securities of the first-mentioned Person carrying more than 50% of the votes for the election of directors are held, directly or indirectly, otherwise than by way of security only, by or for the benefit of the second-mentioned Person; and

(ii)	the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first mentioned Person;

(b)	in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned Person holds more than 50% of the interests in the partnership; or

(c)	in the case of a limited partnership, the general partner is the second-mentioned Person.

“Date of Grant” means, for any Award, the date specified by the Board at the time it grants the Award (which, for greater certainty, shall be no earlier than the date on which the Board approves the grant of such Award) or if no such date is specified, the date upon which the Award was approved by the Board. The Date of Grant for DSUs granted pursuant to an election to defer Annual Retainer Fees shall mean the date on which the Annual Retainer Fees would be payable if an election to defer had not been made in respect of such fees;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Article 8;

“Designated Affiliate” means each Affiliate of the Company as designated by the Board for purposes of the Plan from time to time;

“Director” means a director of the Company or a Designated Affiliate who is not an Employee or a Consultant;

“Disability” means the mental or physical state of a Participant such that:

(a)	the Board, other than such Participant, determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfil his or her obligations as an Employee, Consultant or Director, as applicable, of the Company or a Designated Affiliate either for any consecutive six (6) month period or for any period of eight (8) months (whether or not consecutive) in any consecutive 12 month period where such impairment is expected to continue to prevent the individual from performing the Participant’s duties to the Company or a Designated Affiliate for the reasonably foreseeable future (with or without accommodation in accordance with applicable law); or

(b)	a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs;

“Effective Date” means the effective date of the Plan, being June 21, 2022;

“Eligible Participant” means an Employee, Consultant or Director;

“Employee” means an individual who is considered an employee of the Company or a Designated Affiliate for purposes of source deductions under applicable tax or social welfare legislation;

“ESL” means the employment standards legislation, as amended or replaced, applicable to a Participant who is an Employee;

“Exchange” means the TSX and any other stock exchanges on which the Shares are or may be listed from time to time;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option or SAR;

“Exercise Price” means the price at which a Share may be purchased pursuant to the exercise of an Option as specified in the Award Agreement;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the fifth (5th) anniversary of the Date of Grant) or, if not so specified, means the fifth (5th) anniversary of the Date of Grant;

“including” means including without prejudice to the generality of any description, definition, term or phrase preceding that word, and the word “include” and its derivatives will be construed accordingly;

“In-the-Money Amount” with respect to an Option or SAR as of any day is the amount, if any, by which the Market Price of a Share on such date exceeds the Exercise Price or SAR Price, as applicable.

“Insider” means an “insider” as defined by the TSX from time to time in its rules and regulations governing Security Based Compensation Arrangements and other related matters;

“ISOs” has the meaning set forth in Section 4.6;

“ITA” means the Income Tax Act (Canada);

“Market Price” at any date in respect of the Shares shall be the closing price of such Shares on the TSX Exchange on the Business Day immediately prior to the applicable date;

“NI 45-106” means National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Non-Qualifying Option” means an Option which is not eligible for the deduction pursuant to paragraph 110(1)(d) of the ITA;

“Option” means a right to purchase Shares granted under Section 4.1;

“Other Share-Based Award” means any right granted under Section 9.1;

“Participant” means an Employee, Consultant or Director to whom an Award has been granted under the Plan and their Permitted Assigns;

“Participant’s Employer” means the Company or Designated Affiliate, as applicable, which employs the Employee or, in the case of a Participant that has ceased to be an Employee, which employed the Participant immediately prior to such cessation;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, an Affiliate of the Company, a division of the Company or Affiliate of the Company, or an individual, or may be applied to the performance of the Company or an Affiliate of the Company relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Board;

“Performance Multiplier” means the multiplier applicable to an Award of PSUs, which may range from 0 to 200% depending on the level of achievement of the applicable Performance Goals;

“Performance Share Unit” or “PSU” means a right to receive a Share granted under Section 7.1;

“Permitted Assign” has the meaning assigned to that term in NI 45-106;

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Long Term Incentive Plan, as may be amended or amended and restated from time to time;

“Qualifying Option” means an option which is eligible for the deduction pursuant to paragraph 110(1)(d) of the ITA;

“Restricted Share Unit” or “RSU” means a right to receive a Share granted under Section 6.1;

“Retirement” means termination of employment of a Participant from active employment with the Participant’s Employer (other than for Cause or where facts that could give rise to Cause exist) where:

(a)	in the case of the CEO and the CEO’s direct reports, the Employee’s retirement has been approved by the Board and the Employee complies with such conditions as the Board may require in connection with its approval; or, in the case of all other Participants, the Participant (i) has attained age 65 or (ii) has achieved such lesser age threshold as the Board may determine;

(b)	the Participant has given the Participant’s Employer formal notice of the Participant’s intention to retire at least three (3) months (or such longer period as may be specified in the Participant’s employment agreement) in advance, or such lesser advance notice as the Board may approve in its discretion;

(c)	the Participant is not paid or entitled to receive any termination pay, severance pay, retiring allowance or equivalent in connection with the Participant’s termination of employment; and

(d)	the Participant has complied with such transitional activities as may be reasonably required by the Participant’s Employer during the period from the date notice of the Participant’s intention to retire has been given until the date the Participant ceases active employment with the Company and its Affiliates;

“SAR Price” means the floor price per Share at which a SAR may be exercised;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Company or to which it is subject;

“Security Based Compensation Arrangement” has the meaning given to that term in the Company Manual of the TSX, as amended from time to time;

“Settlement Date” has the meaning given to it in Section 8.4;

“Share” means a common share in the capital of the Company as constituted on the Effective Date or after an adjustment contemplated by Article 12, such securities to which the holder of an Award may be entitled as a result of such adjustment;

“Share Appreciation Right” or “SAR” means a right of a Participant evidenced by a bookkeeping entry to receive an amount equal to the excess of the Market Price of a Share at the date of exercise of the SAR over the SAR Price as described in Section 5.1;

“Termination Date” means:

(a)	in the case of an Employee whose employment with the Company or a Designated Affiliate terminates, the date that is designated by the Participant’s Employer as the last day of the Participant’s employment with the Participant’s Employer, without regard to any applicable period of reasonable notice or contractual notice to which the Participant may claim to be entitled under common law, civil law or pursuant to contract. For the avoidance of any doubt, the parties intend to displace any presumption that the Participant is entitled to reasonable notice of termination under common law or civil law in connection with the Plan; or

(b)	in the case of a Consultant, the date that is designated, if any, by the Company or a Designated Affiliate as the date on which the Participant’s consulting agreement or arrangement is terminated, without regard to any applicable period of reasonable notice or contractual notice to which the Participant may claim to be entitled under common law, civil law or pursuant to contract. For the avoidance of any doubt, the parties intend to displace any presumption that the Participant is entitled to reasonable notice of termination under common law or civil law in connection with the Plan; or

(c)	in the case of a Director whose service with the Company or a Designated Affiliate, as the case may be, terminates in the circumstances set out in Section 11.6, the date that is designated by the Company or the Designated Affiliate, as the date on which the Participant’s service is terminated, provided that in the case of resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; or

(d)	In the event that the Participant’s death occurs prior to the date determined pursuant to (a), (b) or (c) above, the date of the Participant’s death.

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America; and

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2	Interpretation

(a)	Whenever the Board or the Committee exercises discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee, as the case may be.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of the Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

Subject to Section 3.2, the Plan will be administered by the Board who has sole and complete authority, in its discretion, to:

(a)	determine the individuals among Eligible Participants to whom grants under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of different types of Awards) in such amounts, to such Eligible Participants and, subject to the provisions of the Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Eligible Participants; or

(B)	Awards may be forfeited to the Company,

including any conditions relating to the attainment of specified Performance Goals and the applicable Performance Multiplier;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Board may determine;

(c)	determine whether each Option is to be an ISO or a nonqualified stock option for the purposes of the Code;

(d)	determine whether each option is to be a Qualifying Option or a Non-Qualifying Option for the purposes of the ITA;

(e)	establish the form or forms of Award Agreements;

(f)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Board may consider appropriate in accordance with the provisions of the Plan;

(g)	construe and interpret the Plan and all Award Agreements;

(h)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(i)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Plan.

3.2            Delegation to Committee

To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board pursuant to the Plan, including the power to sub-delegate to any specified officer(s) of the Company or its Designated Affiliates all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party.

3.3            Determinations Binding

Any decision made or action taken by the Board, the Committee or any officers or employees to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of the Plan is final, conclusive and binding on the Company, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4            Eligibility

All Employees, Consultants and Directors are eligible to participate in the Plan, subject to Article 11. Eligibility to participate does not confer upon any Employee, Consultant or Director any right to receive any grant of an Award pursuant to the Plan. The extent to which any Employee, Consultant or Director is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Board. The Board shall determine in its sole discretion whether any Person is a bona fide Employee, Consultant or Director, as applicable, for the purposes of the Plan.

3.5            Compliance with Securities Laws

Any Award granted under the Plan shall be subject to the requirement that, if at any time the Company shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of an Exchange (if then listed on an Exchange) and any securities commissions or similar securities regulatory bodies having jurisdiction over the Company is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Company in complying with such legislation, rules, regulations and policies and shall have no claim or cause of action against the Company or any of its officers or directors as a result of any failure by the Company to obtain or to take any steps to obtain any such registration, qualification, consent or approval.

3.6            Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in Article 12 and any subsequent amendment to the Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under the Plan, together with any other Security Based Compensation Arrangement, shall not exceed 10% of the Shares issued and outstanding from time to time;

(b)	To the extent any Awards (or portion(s) thereof) under the Plan terminate or are cancelled for any reason prior to exercise or settlement in full, the Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under the Plan and will again become available for issuance pursuant to the exercise or settlement of Awards granted under the Plan.

(c)	Any Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an entity acquired by the Company shall not reduce the number of Shares available for issuance pursuant to the exercise or settlement of Awards granted under the Plan. Any Shares issued by the Company pursuant to an inducement award in accordance with Section 613(c) of the TSX Company Manual shall not reduce the number of Shares available for issuance pursuant to the exercise or settlement of Awards granted under the Plan.

3.7            Limits on Grants of Awards

Notwithstanding anything in the Plan:

(a)            The aggregate number of Shares:

(i)	issuable to Insiders at any time, under all of the Company’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the issued and outstanding Shares; and

(ii)	issued to Insiders within any one-year period, under all of the Company’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the issued and outstanding Shares.

(b)	Notwithstanding Subsection 3.7(a), the acquisition of Shares by the Company for cancellation shall not constitute non-compliance with Subsection 3.7(a) for any Awards outstanding prior to such purchase of Shares for cancellation.

(c)	The aggregate number of Shares issuable to any one Participant under all of the Company’s Security Based Compensation Arrangements shall not exceed 5% of the issued and outstanding Shares.

3.8            Award Agreements

Each Award under the Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of the Plan and will contain such provisions as are required by the Plan and any other provisions that the Board may direct. The Board shall authorize and empower any director or officer of the Company to execute and deliver, for and on behalf of the Company, an Award Agreement to each Participant.

3.9            Permitted Assigns

Awards (other than ISOs) may be transferred by Employees, Consultants or Directors, as applicable, to a Permitted Assign. In any such case, the provisions of Article 10 shall apply to the Award as if the Award was held by the Employee, Consultant or Director rather than such person’s Permitted Assign.

3.10          Non-Transferability of Awards

Subject to Section 4.6, except as permitted under Section 3.9 or as otherwise permitted by the Board, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect.

ARTICLE 4
OPTIONS

4.1            Grant of Options

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Options to any Eligible Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2            Exercise Price

The Board will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3            Term of Options

Subject to any accelerated termination as set forth in the Plan, each Option expires on its Expiry Date.

4.4            Vesting

(a)	Each Option will vest and be exercisable in the manner set out in the applicable Award Agreement, subject to the Participant’s Termination Date not occurring prior to the date on which the Option vests, or as otherwise agreed by the Board.

(b)	Once a portion of an Option becomes vested, it shall remain vested and shall be exercisable, in whole or in part, until expiration or termination of the Option, unless otherwise provided in the Plan or approved by the Board. The Board has the right to accelerate the date upon which any portion of any Option becomes exercisable.

(c)	The Board may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as performance-based vesting conditions.

4.5            Exercise of Options and Payment of Exercise Price

Subject to the provisions of the Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Company. Unless otherwise specified by the Board at the time of granting an Option, the Exercise Notice must be accompanied by payment in full of the purchase price for the Shares to be purchased, including any applicable taxes. The Exercise Price must be fully paid by certified cheque or bank draft payable to the Company or by such other means as might be specified from time to time by the Board, which may include (i) through an arrangement with a broker approved by the Company (or through an arrangement directly with the Company) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, or (ii) through any cashless exercise process as may be approved by the Board, or any combination of the foregoing methods of payment.

No Shares will be issued or transferred until full payment therefor has been received by the Company.

4.6            Incentive Stock Options

The following provisions shall apply, in addition to the other provisions of the Plan which are not inconsistent therewith, to Options intended to qualify as incentive stock options (“ISOs”) under section 422 of the Code:

(a)	Options may be granted as ISOs only to individuals who are employees of the Company or any present or future “subsidiary corporation” or “parent corporation” as those terms are defined in section 424 of the Code (collectively, “Related Companies”) and ISOs shall not be granted to non-employee directors or independent contractors;

(b)	for purposes of Section 4.6, “Disability” shall mean “permanent and total disability” as defined in section 22(e)(3) of the Code;

(c)	if a Participant ceases to be employed by the Company and/or all Related Companies other than by reason of death or Disability, Options shall be eligible for treatment as ISOs only if exercised no later than three months following such termination of employment;

(d)	the Exercise Price in respect of Options granted as ISOs to employees who own more than 10% of the combined voting power of all classes of stock of the Company or a Related Company (a “10% Shareholder”) shall be not less than 110% of the fair market value per Share on the Date of Grant and the term of any ISO granted to a 10% Shareholder shall not exceed five (5) years measured from the Date of Grant;

(e)	Options held by a Participant shall be eligible for treatment as ISOs only if the fair market value (determined at the Date of Grant) of the Shares with respect to which such Options and all other options intended to qualify as “incentive stock options” under section 422 of the Code held by such individual and granted under the Plan or any other plan of a Related Company and which are exercisable for the first time by such individual during any one calendar year does not exceed US$100,000;

(f)	by accepting an Option granted as an ISO under the Plan, each Participant agrees to notify the Company in writing immediately after such Participant makes a “Disqualifying Disposition” of any stock acquired pursuant to the exercise of such ISO; for this purpose, a Disqualifying Disposition is any disposition occurring on or before the later of (a) the date two years following the date the ISO was granted or (b) the date one year following the date the ISO was exercised;

(g)	notwithstanding that the Plan shall be effective when adopted by the Board, no ISO granted under the Plan may be exercised until the Plan is approved by the Company’s shareholders and, if such approval is not obtained within 12 months after the date of the Board’s adoption of the Plan, then all ISOs previously granted shall terminate and cease to be outstanding and the provisions of this Section 4.6 shall cease to have effect;

(h)	no modification of an outstanding Option that would provide an additional benefit to a Participant, including but not limited to a reduction of the Exercise Price or extension of the exercise period, shall be made without consideration and disclosure of the likely U.S. federal income tax consequences to the Participants affected thereby; and

(i)	ISOs shall be neither transferable nor assignable by the Participant other than by will or the laws of descent and distribution and may be exercised, during the Participant’s lifetime, only by such Participant.

ARTICLE 5

SHARE APPRECIATION RIGHTS

5.1            Grant of SARs

The Board may, from time to time, grant SARs in conjunction with the granting of Options, or on a standalone basis, to any Eligible Participant. A SAR shall entitle the Participant, upon exercise of the SAR, to receive Shares (rounded down to the nearest whole number) from the Company with an aggregate Market Price on the date of exercise equal to the product of (1) the number of SARs or portion thereof, exercised and (2) the In-the-Money Amount of the SAR.

5.2            SAR Price

The SAR Price will be as determined by the Board but in any event will be no less than the Market Price of a Share on the Date of Grant.

5.3            Tandem SARs

(a)	Where SARs are granted in conjunction with the granting of Options, the SAR Price shall be the same as the Exercise Price, the number of Shares in respect of which the SAR may be exercised shall be the same as the number of Shares issuable upon exercise of the related Option and the terms for the vesting of the tandem SARs shall be the same as the terms for the vesting of the Options to which they relate.

(b)	Upon the exercise of SARs or any portion thereof, any Options granted in conjunction with tandem SARs are terminated to the extent of such exercise. Upon the exercise of Options or any portion thereof, any tandem SARs granted in conjunction with such Options are terminated to the extent of such exercise.

5.4            Term of SARs

Subject to any accelerated termination as set forth in the Plan, each SAR expires on its Expiry Date.

5.5            Vesting and Exercisability

(a)	Each SAR will vest and be exercisable in the manner set out in the applicable Award Agreement, subject to the Participant’s Termination Date not occurring prior to the date on which the SAR vests, as applicable or as otherwise agreed to by the Board.

(b)	Once an instalment becomes vested, it shall remain vested and shall be exercisable, in whole or in part, until expiration or termination of the SAR, unless otherwise specified by the Board. The Board has the right to accelerate the date upon which any instalment of any SAR becomes exercisable.

(c)	Subject to the provisions of the Plan and any Award Agreement, SARs shall be exercised by means of a fully completed Exercise Notice delivered to the Company.

(d)	The Board may provide at the time of granting a SAR that the exercise of that SAR is subject to restrictions, in addition to those specified in Section 4.4, such as performance-based vesting conditions.

ARTICLE 6

RESTRICTED SHARE UNITS

6.1            Grant of RSUs

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant RSUs to any Eligible Participant. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement.

6.2            Vesting of RSUs

The Board shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs. Unless otherwise specified in the Award Agreement, RSUs will vest on the third (3rd) anniversary of the Date of Grant, subject to the Participant’s Termination Date not occurring prior to the date on which the RSUs vest.

6.3            Delivery of Shares

Unless otherwise specified in the Award Agreement, as soon as practicable following the expiry of the applicable vesting period, or at such later date as may be determined by the Board in its sole discretion at the time of grant, the Company shall issue fully paid and non-assessable Shares pursuant to the vested RSUs to the Participant.

ARTICLE 7

PERFORMANCE SHARE UNITS

7.1            Grant of PSUs

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant PSUs to any Eligible Participant. Each PSU will consist of a right to receive a Share upon the achievement of such Performance Goals during such performance periods as the Board will establish, subject to the Participant’s Termination Date not occurring prior to the date on which the PSUs vest.

7.2            Terms of PSUs

The Performance Goals to be achieved during any performance period, the applicable range for the Performance Multiplier, the length of any performance period, the number of PSUs granted and the consequences of termination of a Participant’s employment or engagement will be determined by the Board and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement, provided that the performance period shall not exceed three (3) years.

7.3            Performance Goals

The Board will establish Performance Goals prior to the Date of Grant to which such PSUs pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Board. The Award Agreement will specify the Performance Multiplier applicable to the Performance Goals based on the level of achievement of applicable thresholds.

7.4            Delivery of Shares

As soon as practicable following the end of the applicable performance period, the Board will determine the number of PSUs that will vest which will be equal to the number of PSUs multiplied by the Performance Multiplier. Unless otherwise specified in the Award Agreement, as soon as practicable following the applicable performance period, or at such later date as may be determined by the Board in its sole discretion at the time of grant, the Company shall issue fully paid and non-assessable Shares pursuant to the vested PSUs to the Participant.

ARTICLE 8

DEFERRED SHARE UNITS

8.1            Grant of Deferred Share Units

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant DSUs to any Eligible Participant. In addition, the Board may permit Directors to elect to receive all or a portion of their Annual Retainer Fees in the form of DSUs as described in Section 8.2.

All DSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Company, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

8.2            Method of Electing Board DSUs

At the discretion of the Board, Directors may elect to receive all or a portion of their Annual Retainer Fees in the form of DSUs by completing and delivering a duly completed election on the prescribed form by no later than the last day of the Company’s fiscal year with respect to the Annual Retainer Fees for the following fiscal year, provided that for any Director who becomes a Participant during a subsequent fiscal year, elections shall be made as soon as practicable but in any event not later than 30 days after becoming a Director (and in the case of Directors who are U.S. Taxpayers, such election may only relate to Annual Retainer Fees not yet earned at the date of such election). Elections for a fiscal year shall be irrevocable with respect to such fiscal year and shall remain in effect for subsequent fiscal years (to the extent accepted by the Board prior to the commencement of any subsequent fiscal year) unless the Director otherwise provides written notice to the Company prior to the commencement of any subsequent fiscal year (with respect to such subsequent fiscal year). Delivery of a written election form shall constitute acceptance by the Director of all terms and conditions of the Plan.

The number of DSUs to be credited to the account of a Director who elects to receive DSUs pursuant to this Section 8.2 will be calculated by dividing the dollar amount on a Date of Grant to be received by the Director as DSUs by the Market Price of a Share on such Date of Grant.

8.3            Vesting

DSUs granted pursuant to the election described in Section 8.2 shall be immediately vested on the Date of Grant. The Board shall have the authority to determine at the time of grant, in its sole discretion, vesting terms applicable to DSUs granted other than pursuant to the election described in Section 8.2.

8.4            Settlement of DSUs

DSUs shall be settled on the date established in the Award Agreement or as soon as practicable thereafter (the “Settlement Date”); provided, however that in no event shall a DSU be settled prior to the applicable Participant’s Termination Date. If the Award Agreement does not establish a date for the settlement of the DSUs, then the Settlement Date shall be the 90th day following the Participant’s Termination Date, subject to the delay that may be required under Section 13.1 below. On the Settlement Date for any vested DSUs, the Company shall issue fully paid and non-assessable Shares pursuant to the DSUs to the Participant.

ARTICLE 9

OTHER SHARE-BASED AWARDS

9.1            Grant of Other Share-Based Awards

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Other Share-Based Awards to any Eligible Participant. The terms and conditions of each Other Share-Based Award grant shall be evidenced by an Award Agreement. Each Other Share-Based Award shall consist of a right (a) which is other than an Option, SAR, RSU, PSU or DSU and (b) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Board to be consistent with the purposes of the Plan; provided, however, that such right will comply with applicable law (including applicable Securities Laws) and be subject to TSX approval. Subject to the terms of the Plan and any applicable Award Agreement, the Board will determine the terms and conditions of Other Share-Based Awards. Shares or other securities delivered pursuant to a purchase right granted under this Section 9.1 will be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, other property, or any combination thereof, as the Board shall determine.

ARTICLE 10

ADDITIONAL AWARD TERMS

10.1         Dividend Equivalents

(a)	Unless otherwise determined by the Board and set forth in the particular Award Agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s accounts shall be subject to the same vesting and other terms as the RSUs, PSUs and DSUs to which they relate.

(b)	The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in the Plan shall be interpreted as creating such an obligation.

10.2         Blackout Period

If an Award is scheduled to expire or be settled during a Blackout Period or within five Business Days following the expiry of such Blackout Period, then, notwithstanding any other provision of the Plan, unless the delayed expiration would result in tax penalties, the Award shall expire ten (10) Business Days after the trading Blackout Period is lifted by the Company.

10.3         Withholding Taxes

The granting, vesting, settlement or exercise of each Award under the Plan is subject to the condition that if at any time the Board determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting, settlement or exercise, such action is not effective unless such withholding has been effected to the satisfaction of the Board. In such circumstances, the Board may require that a Participant pay to the Company or an Affiliate of the Company the minimum amount as the Company or an Affiliate of the Company is obliged to remit to the relevant taxing authority in respect of the granting, vesting, settlement or exercise of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Company or an Affiliate of the Company, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Company or the Affiliate of the Company may (a) withhold such amount from any remuneration or other amount payable by the Company or a Designated Affiliate to the Participant, (b) require the sale of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Company of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

10.4         Recoupment

Notwithstanding any other terms of the Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company or an Affiliate of the Company and in effect at the Date of Grant of the Award, or as otherwise required by law or the rules of an Exchange (if then listed on an Exchange) and the Participant will not be entitled to any damages or other compensation in respect of any Awards subject to such policy. The Board or the Committee may at any time waive the application of this Section 10.4 to any Participant or category of Participants.

ARTICLE 11

EFFECT OF TERMINATION OF

EMPLOYMENT OR ENGAGEMENT

11.1         Death or Disability

Unless otherwise set forth in an Award Agreement or otherwise determined by the Board, if a Participant’s employment or service arrangement is terminated due to the Participant’s death or Disability:

(a)	any Performance Goals assigned to any Awards shall be calculated based on actual performance results as of the Participant’s Termination Date, provided if actual performance cannot be calculated, the Performance Multiplier will be deemed to be 100%;

(b)	each Award other than an Option or SAR held by the Participant that has vested as of the Termination Date will be settled in accordance with its terms;

(c)	each vested Option or vested SAR held by the Participant continues to be exercisable by the Participant until ninety (90) days after the death of the Participant or the determination of its Disability, and if not exercised on or before such date is then immediately forfeited and cancelled;

(d)	any Option, SAR or other Award held by the Participant that has not vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date; and

(e)	the Participant shall not be entitled to any damages or other amounts in respect of any forfeiture and cancellation of an Award in connection with the Participant’s Disability.

11.2         Termination of Employment or Services as a Consultant other than for Cause

Subject to Section 11.8, unless otherwise set out in an Award Agreement or otherwise determined by the Board, where, in the case of an Employee or Consultant, a Participant’s employment or engagement as a Consultant is terminated by the Company or a Designated Affiliate other than for Cause (whether such termination is lawful or unlawful and whether it occurs with or without any or adequate notice, or with or without compensation in lieu of such notice), then:

(a)	any Performance Goals assigned to any Awards shall be calculated based on actual performance results at the end of the applicable performance period of the Participant’s Termination Date, provided if actual performance cannot be calculated, the Performance Multiplier will be deemed to be 100%;

(b)	each vested Option or vested SAR continues to be exercisable by the Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is ninety (90) days after the Termination Date (or if the portion that is due to vest in connection with such termination has not yet vested, ninety (90) days after the date that such next installment is due to vest), as applicable, and if not exercised on or before such date is then immediately forfeited and cancelled;

(c)	each Award other than an Option or SAR held by the Participant that has vested as of the Termination Date will be settled in accordance with its terms;

(c)	any Option, SAR or other Award held by the Participant that has not vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date; and

(d)	the Participant shall not be entitled to any damages or other amounts in respect of any forfeiture and cancellation of an Award in connection with the termination of the Participant’s employment or engagement.

11.3         Termination of Employment or Services as a Consultant due to Resignation

Subject to Section 11.8, unless otherwise set out in an Award Agreement or otherwise determined by the Board, where, in the case of an Employee or Consultant, a Participant’s employment or engagement as a Consultant terminates by reason of resignation by the Participant other than or a resignation where facts that could give rise to Cause exist, then:

(a)	each Option or SAR held by the Participant that has vested as of the Termination Date continues to be exercisable by the Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is ninety (90) days after the Termination Date, as applicable, and if not exercised on or before such date is then immediately forfeited and cancelled;

(b)	each Award other than an Option or SAR held by the Participant that has vested as of the Termination Date will be settled in accordance with its terms;

(c)	any Option, SAR or other Award held by the Participant that has not vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date; and

(d)	the Participant shall not be entitled to any damages or other amounts in respect of any forfeiture and cancellation of an Award in connection with the Participant’s resignation.

11.4         Termination of Employment due to Retirement

Unless otherwise specified by the Board at the time of granting an Award, where, in the case of an Employee, a Participant’s employment terminates by reason of Retirement, then all unvested Awards will continue to vest in accordance with their terms and be settled or exercised in accordance with their terms except that each Option or SAR held will be exercisable by the Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is three (3) years after the Participant’s Termination Date and, if not exercised on or before such date is then immediately forfeited and cancelled and the Participant shall not be entitled to any damages or other amounts in respect of such forfeiture and cancellation.

Notwithstanding the foregoing, the Participant shall forfeit any Awards which have not been exercised or settled in the event the Participant breaches any non-competition, non-solicitation, confidentiality and/or other post-employment obligations, including any fiduciary duties, the Participant may have to the Company or any of its Affiliates and the Participant shall not be entitled to any damages or other amounts in respect of any such forfeiture and cancellation.

11.5         Termination of Employment or Services as a Consultant for Cause

Unless otherwise specified by the Board at the time of granting an Award, where, in the case of an Employee or Consultant, a Participant’s employment or engagement as a Consultant terminates by reason of termination by the Company or a Designated Affiliate for Cause (or a resignation where facts giving rise to Cause exist), then any Option, SAR or other Award held by the Participant, whether or not it has vested as of the Termination Date, is immediately forfeited and cancelled as of the Termination Date, and the Participant shall not be entitled to any damages or other amounts in respect of such forfeiture and cancellation.

11.6         Termination of a Directorship

Subject to Section 11.8, unless otherwise set out in an Award Agreement or otherwise determined by the Board:

(a)	where, in the case of a Director, a Participant’s term of office is terminated by the Company or a Designated Affiliate, as applicable, for breach by the Director of his or her fiduciary duty to the Company or Designated Affiliate (as determined by the Board in its sole discretion), then any Awards, other than DSUs (and related dividend equivalents) granted pursuant to the election described in Section 8.2, held by the Director at the Termination Date are immediately forfeited to the Company on the Termination Date;

(b)	where, in the case of a Director, a Participant’s term of office terminates for any reason other than death or Disability of the Participant or a breach of the Participant’s fiduciary duty to the Company (as determined by the Board in its sole discretion), the Board may, in its sole discretion, at any time prior to or following the Termination Date provide for the exercise, vesting or settlement of any or all Awards other than DSUs held by the Participant on the Termination Date; and

(c)	the Participant shall not be entitled to any damages or other amounts in respect of any forfeiture and cancellation of an Award in connection with the termination of the Participant’s term of office as a Director.

11.7         Cessation of Vesting and Eligibility for Awards following Termination

A Participant’s eligibility to receive further grants of Awards under the Plan ceases on the Termination Date. The Participant is not eligible for continued vesting of any Award during any period in which the Participant receives, or claims to be entitled to receive, any compensatory payments or damages in lieu of notice of termination pursuant to contract, common law or civil law, and the Participant will not be entitled to any damages or other compensation in respect of any Award that does not vest or is not awarded due to termination as of the Termination Date of the Participant’s employment, consulting arrangement or directorship, as the case may be, with the Company or a Designated Affiliate for any reason. The Plan displaces any and all common law and civil law rights the Participant may have or claim to have in respect of any Awards, including any right to damages. The foregoing shall apply, regardless of: (i) the reason for the termination of Participant’s employment, consulting arrangement or directorship, as the case may be; (ii) whether such termination is lawful or unlawful, with or without Cause; (iii) whether it is the Participant or the Company or the Designated Affiliate that initiates the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the Participant’s employment, consulting arrangement or service as a Director, as the case may be.

11.8         Employment with a Designated Affiliate

Notwithstanding Sections 11.1 to 11.7, unless the Board, in its discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment, consulting arrangement or directorship within or among the Company or a Designated Affiliate for so long as the Participant continues to be an Employee, Consultant or Director of the Company or a Designated Affiliate.

11.9         Participants’ Entitlement

Except as otherwise provided in the Plan, Awards previously granted under the Plan are not affected by any change in the relationship between, or ownership of, the Company and an Affiliate of the Company. For greater certainty, all grants of Awards remain outstanding and are not affected by reason only that, at any time, an Affiliate of the Company ceases to be an Affiliate of the Company.

ARTICLE 12

EVENTS AFFECTING THE COMPANY

12.1         General

The existence of any Awards does not affect in any way the right or power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Company’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Company, to create or issue any bonds, debentures, Shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 12 would have an adverse effect on the Plan or on any Award granted hereunder.

12.2         Change in Control

Except as may be set forth in an employment agreement, or other written agreement between the Company or a Designated Affiliate and the Participant, and notwithstanding anything else in the Plan or any Award Agreement, the Board may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Board in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Board determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of such Change in Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change in Control the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment); (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 12.2, the Board will not be required to treat all Awards similarly.

12.3         Reorganization of Company’s Capital

Should the Company effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Company that does not constitute a Change in Control and would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Board will, subject to the prior approval of the relevant Exchange(s) (if then listed on an Exchange), authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

12.4         Other Events Affecting the Company

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Company and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Board will, subject to the prior approval of the applicable Exchange(s) (if then listed on an Exchange), authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

12.5         Immediate Acceleration of Awards

Where the Board determines that the steps provided in this Article 12 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Board may, but is not required, to permit the immediate vesting of any unvested Awards.

12.6         Issue by the Company of Additional Shares

Except as expressly provided in this Article 12, neither the issue by the Company of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

12.7         Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 12, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 13

U.S. TAXPAYERS

13.1         Section 409A of the Code

The Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of the Plan. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Company reserves the right to amend the Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of the Plan in light of Section 409A of the Code and any regulations or guidance under that section. In no event will the Company be responsible if Awards under the Plan result in adverse tax consequences to a U.S. Taxpayer under Section 409A of the Code. Distributions of non-qualified deferred compensation to a U.S. Taxpayer made in connection with the U.S. Taxpayer’s Termination Date shall only be made in connection with such U.S. Taxpayer’s “separation from service” within the meaning set forth in Section 409A of the Code. Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is 6 months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer or the date such amount would have been paid pursuant to a fixed schedule in the absence of the separation from service). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such 6-month anniversary of such separation from service. Notwithstanding any provisions of the Plan to the contrary, any Award that constitutes non-qualified deferred compensation granted to any U.S. Taxpayer may not be transferred or assigned to a Permitted Assign if such transfer or assignment would result in an impermissible acceleration of payment under Section 409A of the Code.

ARTICLE 14

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

14.1         Amendment, Suspension, or Termination of the Plan

The Board may from time to time, without notice and without approval of the holders of voting shares of the Company, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Board determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)	any amendment that would cause an Award held by a U.S. Taxpayer be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio.

Amendments to the Plan shall be subject to any applicable approval of the TSX.

14.2         Shareholder Approval

Notwithstanding Section 14.1, approval of the holders of the voting shares of the Company shall be required for any amendment, modification or change that:

(a)	increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increases or removes the limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a);

(c)	reduces the Exercise Price of an Award (for this purpose, a cancellation or termination of an Award of a Participant prior to its Expiry Date for the purpose of reissuing an Award to the same Participant with a lower Exercise Price shall be treated as an amendment to reduce the Exercise Price of an Award) except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)	extends the term of an Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a Blackout Period applicable to the Participant or within five (5) Business Days following the expiry of such a Blackout Period);

(e)	permits Awards to be transferred to a Person other than a Permitted Assign or for normal estate settlement purposes; or

(f)	deletes or reduces the range of amendments which require approval of the holders of voting shares of the Company under this Section 14.2.

14.3         Permitted Amendments

Without limiting the generality of Section 14.1, but subject to Section 14.2, the Board may, without shareholder approval, at any time or from time to time, amend the Plan or any Award for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in Article 11;

(c)	making any amendments to add covenants of the Company for the protection of Participants, provided that the Board shall be of the good faith opinion that such additions will not be materially prejudicial to the rights or interests of the Participants;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Participants it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be materially prejudicial to the interests of the Participants; or

(e)	making such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

ARTICLE 15

MISCELLANEOUS

15.1         Legal Requirement

The Company is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its sole discretion, such action would constitute a violation by a Participant or the Company of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

15.2         Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an employee, consultant or director of the Company or an employee, consultant or director of an Affiliate of the Company. No Participant has any rights as a shareholder of the Company in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant of certificates representing such Shares.

15.3         Corporate Action

Nothing contained in the Plan or in an Award shall be construed so as to prevent the Company from taking corporate action which is deemed by the Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award.

15.4         Conflict

In the event of any conflict between the provisions of the Plan and an Award Agreement, the provisions of the Plan shall govern. In the event of any conflict between or among the provisions of the Plan, an Award Agreement and (i) an employment agreement or other written agreement between the Company or a Designated Affiliate and a Participant which has been approved by the Chief Executive Officer of the Company (or where the Participant is the Chief Executive Officer, approved by the Board), the provisions of the employment agreement or other written agreement shall govern and (ii) any other employment agreement or other written agreement between the Company or a Designated Affiliate and a Participant, the provisions of the Plan shall govern.

15.5         Participant Information

Each Participant shall provide the Company with all information (including personal information) required by the Company in order to administer to the Plan. Each Participant acknowledges that information required by the Company in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. These recipients may be located in the Participant’s jurisdiction, or elsewhere, and the Participant’s jurisdiction may have different data privacy laws and protections than the recipients’ jurisdiction. Each Participant consents to such disclosure and authorizes the Company to make such disclosure on the Participant’s behalf and authorizes such recipients to receive, possess, use, retain and transfer the information, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan. A Participant may, at any time, refuse or withdraw the consents in this Section 15.5 by giving written notice in accordance with the Plan. If the Participant refuses or withdraws the consents in this Section 15.5, the Company may cancel the Participant’s participation in the Plan and, in the Board’s discretion, the Participant may forfeit any outstanding Awards.

15.6         Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and does not confer upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan and does not constitute an express or implied term nor in any manner form part of the Participant’s employment contract with the Company or a Designated Affiliate. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Company to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares and no amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

15.7         International Participants

With respect to Participants who reside or work outside Canada and the U.S., the Board may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Board may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

15.8         Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and its Designated Affiliates.

15.9         General Restrictions and Assignment

Except as required by law or as otherwise provided in the Plan, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Board.

15.10       Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

15.11       Notices

All written notices to be given by the Participant to the Company shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

PyroGenesis Canada Inc.

1744 William Street, Suite 200

Montreal (Quebec) H3J 1R4 Canada

Attention: Kosta Darsaklis

E-mail:kdarsaklis@pyrogenesis.com

cc. Andre Mainella

amainella@pyrogenesis.com

All notices to the Participant will be addressed to the principal address of the Participant on file with the Company. Either the Company or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Company is not binding on the recipient thereof until received.

15.12       Electronic Delivery

The Company or the Board may from time to time establish procedures for (i) the electronic delivery of any documents that the Company may elect to deliver (including, but not limited to, plan documents, award notices and agreements, and all other forms of communications) in connection with any award made under the Plan, (ii) the receipt of electronic instructions from Participants and/or (iii) an electronic signature system for delivery and acceptance of any such documents. Compliance with such procedures shall satisfy any requirement to provide documents in writing and/or for a document to be signed or executed.

15.13       Effective Date

The Plan became effective on the Effective Date, subject to the approval of the shareholders of the Company, if applicable.

15.14       Governing Law

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

15.15       Submission to Jurisdiction

The Company and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Québec in respect of any action or proceeding relating in any way to the Plan, including with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.